UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)
March 21, 2005

WASHINGTON TRUST BANCORP, INC.

(Exact Name of Registrant as Specified in Charter)

Rhode Island	0-13091	05-0404671
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

23 Broad Street, Westerly, Rhode Island 02891

(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: (401) 348-1200

Former name or address, if changed from last report: N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

This Current Report on Form 8-K may contain forward-looking statements within the meaning of the federal securities laws. Reliance should not be placed on forward-looking statements because they involve known and unknown risks and uncertainties which may cause the actual results, performance and achievements of Washington Trust Bancorp, Inc. ("Washington Trust") to differ materially from the anticipated future results, performance and achievements that are expressed or implied by such forward-looking statements. Additional information concerning these risks and uncertainties is contained in Washington Trust's press release filed as Exhibit 99.1 to this Current Report on Form 8-K and which is incorporated herein by reference. Washington Trust disclaims any obligation to update any of the forward-looking statements contained herein to reflect future developments or events.

Item 1.01 Entry into a Material Definitive Agreement.

On March 21, 2005, Washington Trust announced it had signed a definitive agreement (the "Agreement") to acquire Weston Financial Group, Inc. ("Weston"). Located in Wellesley, Massachusetts, Weston is a registered investment advisor with approximately $1.2 billion of client assets under management. Weston has expertise in retirement planning, estate planning, investment management, tax planning and preparation, stock option planning, and insurance analysis. At the closing, Washington Trust will acquire all of the outstanding shares of Weston's capital stock for $20 million in cash, subject to customary adjustments for the percentage of existing investment advisory client accounts transferred and other matters. In addition, the transaction is structured to provide for the contingent payment of additional amounts based on operating results during a three-year earn-out period ending December 31, 2008 with a guaranteed minimum payout of $6.0 million in cash over the three-year period. Washington Trust expects to finance this transaction primarily through the issuance of trust preferred stock and other sources and does not expect to issue any common stock in connection with the transaction. It is currently anticipated that the acquisition, which is subject to state and federal regulatory approval, approval of the New Century Portfolio's shareholders and other customary conditions to closing, will most likely be completed in the third quarter of 2005. The Agreement and the press release issued by Washington Trust are attached hereto as Exhibits 10.1 and 99.1, respectively, and are incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(c)   Exhibits

    10.1   Stock Purchase Agreement, dated March 18, 2005, by and between Washington Trust Bancorp, Inc., Weston Financial Group, Inc., and the shareholders of Weston Financial Group, Inc.

    99.1   Press Release issued by Washington Trust Bancorp, Inc., on March 21, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

WASHINGTON TRUST BANCORP, INC.

Date: March 21, 2005   By: /s/ John C. Warren
                                          John C. Warren
                                          Chairman and Chief Executive Officer

Exhibit Index

10.1 Stock Purchase Agreement, dated March 18, 2005, by and between Washington Trust Bancorp, Inc., Weston Financial Group, Inc., and the shareholders of Weston Financial Group, Inc.

99.1 Press Release issued by Washington Trust Bancorp, Inc., on March 21, 2005

STOCK PURCHASE AGREEMENT

by and among

WASHINGTON TRUST BANCORP, INC.,

WESTON FINANCIAL GROUP, INC.

and

The Individual Shareholders Party Hereto

Dated as of: March 18, 2005

TABLE OF CONTENTS

<u>EXHIBITS</u>

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT, dated as of March 18, 2005 (this "Agreement"), is by and among Washington Trust Bancorp, Inc., a Rhode Island corporation (the "Buyer"), Weston Financial Group, Inc., a Massachusetts corporation (the "Company"), I. Richard Horowitz, Joseph Robbat, Jr., Douglas A. Biggar, Wayne M. Grzecki, Robert I. Stock and Ronald A. Sugameli (those individuals, collectively, the "Principals"), and the Persons listed on the signature page to this Agreement under the heading "Other Shareholders" (the Principals and the Other Shareholders are referred to herein collectively as the "Shareholders").

RECITALS

WHEREAS, the Company and its Subsidiaries are engaged in the business of providing investment management and advisory services, and of selling certain insurance products and services, to accounts of certain institutional and individual investors;

WHEREAS, as of the date of this Agreement, the issued and outstanding shares of the capital stock of the Company consists of (a) 1,399,998 shares of the Company's Common Stock, par value $.001 per share (that stock, the "Common Stock"; those shares of Common Stock, the "Common Shares"), (b) 800 shares of the Company's Class AA Common Stock, par value $.001 per share (that stock, the "Class AA Stock") and (c) 375 shares of the Company's Series A Convertible Preferred Stock, par value $.01 per share (that stock, the "Series A Preferred Stock");

WHEREAS, as of the date hereof, the Principals own all of the Common Shares and the Other Shareholders own all of the issued and outstanding shares of Class AA Stock and Series A Preferred Stock (the shares of Series A Preferred Stock and the shares of Class AA Stock held by the Other Shareholders shall be referred to as the "Other Shares");

WHEREAS, prior to the Closing, the Principals and the Company shall cause the Company (a) to distribute the shares of the Real Estate Subsidiaries (as defined below in Section 1.1(a)) to the Shareholders as a dividend pro rata to their interests in accordance with Schedule 2.3(a) and (b) to take all such other actions as are necessary or appropriate to ensure that, as of the Closing, the Company does not directly or indirectly own any shares of capital stock or other securities of or ownership interests with respect to any of the Real Estate Subsidiaries (those share distributions and all actions related thereto, collectively, the "Real Estate Separation");

WHEREAS, prior to the Closing, the Principals holding shares of capital stock of Park shall transfer such shares to the Company so that, at the time of the Closing, Park is a wholly owned subsidiary of the Company.

WHEREAS, the parties desire to enter into this Agreement to provide for the acquisition by the Buyer of the Company through the purchase by the Buyer from the Principals and the

Other Shareholders of the Common Shares and the Other Shares (referred to herin collectively as the "Shares")

NOW, THEREFORE, the parties agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.1.   Definitions.

(a)   For all purposes in this Agreement, the following terms have the respective meanings set forth in this Section 1.1:

"Acquired Business" means the Company and its Subsidiaries and all businesses conducted jointly or individually by them as of the Closing. The Principals understand and agree that nothing in this Agreement prohibits or in any way limits the Buyer and its Affiliates from reorganizing some or all of the components of the Acquired Business within the Combined Buyer Group, and the Buyer understands and agrees that no such reorganization will extinguish or otherwise limit the Buyer's obligations under this Agreement, including its obligations that relate to the Contingent Payments (as defined below in this Section 1.1(a)) and the Bonus Plan (each as defined in Section 6.6(a)).

"Adjusted Fees" means the sum of (i) aggregate Annual Investment Advisory Revenue of all Retained Client Accounts *plus* (ii) the aggregate Annual Investment Advisory Revenue of all Mutual Funds that are Retained Clients, with the calculation of Annual Investment Advisory Revenue being subject to the following adjustments for purposes of this definition (and not for the definition of Reference Fees):

(i)   The aggregate Annual Investment Advisory Revenue of all Retained Client Accounts shall be increased to reflect the effect of each account with the Company that (A) is opened by a Retained Client who is not a Related Person between January 1, 2005 and the close of business on the third Business Day prior to the Closing Date and (B) is managed by a Manager, by multiplying (1) the result obtained by adding the fair market value of any assets contributed to that account and reduced by the fair market value of any assets withdrawn from that account, in each case between January 1, 2005 and the close of business on the third Business Day prior to the Closing Date (with appropriate netting adjustments being made with respect to those contributions and withdrawals and with fair market value determined as of the date of the applicable contribution or withdrawal, as the case may be), *times* (2) the product of (x) the result of dividing (a) the total revenues of the Company during the most recent billing cycle of the Manager of that account ending prior to the close of business on the third Business Day prior to the Closing Date that are derived from all Client Accounts managed by the Manager of that account *by* (b) the total assets under management of all those Clients Accounts as of the end of that billing cycle *times* (y) an appropriate annualization factor that is based on the frequency of the billing cycle for that Manager, subject to adjustment in the case of any event that occurs subsequent to the end of that billing cycle that would have changed the foregoing calculation if it had occurred during that billing cycle.

(ii)   For each Retained Client Account that is not owned by a Related Person, Base Date Account Value will be increased by the fair market value of any assets contributed to that Retained Client Account and reduced by the fair market value of any assets withdrawn from that Retained Client Account, in each case between January 1, 2005 and the close of business on the third Business Day prior to the Closing Date (with appropriate netting adjustments being made with respect to those contributions and withdrawals and with fair market value determined in each case as of the date of the applicable contribution or withdrawal, as the case may be); *provided* that in the case of the Client identified by the code C001679 on <u>Schedule 3.6(a)</u>, if that Client is a Retained Client, there shall not be taken into account the effect of the withdrawal by that Client on or about January 11, 2005 of an aggregate amount of $3,899,172 from that Client's Client Accounts, unless, between the Base Date and the close of business on the third Business Day prior to the Closing Date, that Client reduces the annual retainer fee that Client pays to the Company below $35,000, in which case the effect of that $3,889,172 withdrawal shall be taken into account in the same proportion that the reduction in the retainer fee bears to $35,000.

(iii)   For each Retained Client Account, the Applicable Rate will be the product of (A) the result of dividing (1) the total revenues of the Company during the most recent billing cycle of the Manager of that Client Account ending prior to the close of business on the third Business Day prior to the Closing Date that are derived from all Client Accounts managed by the Manager of that Client Account *by* (2) the total assets under management of all those Clients Accounts as of the end of that billing cycle *times* (B) an appropriate annualization factor that is based on the frequency of the billing cycle for that Manager, subject to adjustment in the case of any event that occurs subsequent to the end of that billing cycle that would have changed this calculation of Applicable Rate if it had occurred during that billing cycle.

(iv)   For each Mutual Fund that is a Retained Client, Base Date Account Value will be increased by the fair market value of any assets contributed to that Mutual Fund by its shareholders who are not Related Persons and reduced by the fair market value of any assets withdrawn from that Mutual Fund, in each case between January 1, 2005 and the close of business on the third Business Day prior to the Closing Date (with appropriate netting adjustments being made with respect to those contributions and withdrawals and with fair market value determined in each case as of the date of the applicable contribution or withdrawal, as the case may be).

(v)   For each Mutual Fund that is a Retained Client, the Applicable Rate will be the product of (A) the result obtained by dividing (1) the total revenues of the Company during the most recent billing cycle of that Mutual Fund ending prior to the close of business on the third Business Day prior to the Closing Date that are derived from that Mutual Fund *by* (2) the Net Asset Value of that Mutual Fund as of the end of that billing cycle *times* (B) an appropriate annualization factor that is based on the frequency of the billing cycle for that Mutual Fund, subject to adjustment in the case of any event that occurs subsequent to the end of that billing cycle that would have changed this calculation of Applicable Rate if it had occurred during that billing cycle.

"Advisers Act" means the Investment Advisers Act of 1940, as amended, and the rules and regulations thereunder.

"Advisory Contract" means a written contract between a Client or a New Client and the Company, containing the terms and conditions set forth on Exhibit 3.6.

"Affiliate" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with that Person, *provided* that neither the Company nor any of its Subsidiaries is to be considered an Affiliate of any Shareholder under this Agreement.

"Annual Investment Advisory Revenue" means (i) for a Client Account, the product of the Base Date Account Value for that Client Account *times* the Applicable Rate for that Client Account and (ii) for a Mutual Fund, the aggregate annual revenue projected to be realized by the Company as an advisory fee or a 12b-1 fee with respect to that Mutual Fund, as determined based on the product of the Base Date Account Value for that Mutual Fund *times* the Applicable Rate for that Mutual Fund, in each case as set forth on Schedule 3.6(a) and subject to the adjustments that may apply to the calculation of Adjusted Fees. For each New Client Account, Annual Investment Advisory Revenue means the product of (A) the result of (x) the fair market value of any assets contributed to that New Client Account between January 1, 2005 and the close of business on the third Business Day prior to the Closing *minus* (z) the fair market value of any assets withdrawn from that Client Account during that same period (with appropriate netting adjustments being made with respect to those contributions and withdrawals and with fair market value determined in each case as of the date of the applicable contribution or withdrawal, as the case may be) *times* (B) the weighted-average annual rate, based on assets under management, at which the Company charges clients of the Company for assets managed by the Manager of that New Client Account, calculated on the basis of the most recent billing statement for that Manager (either quarterly or monthly, as the case may be) prior to the close of business on the third Business Day prior to the Closing Date, subject to adjustment in the case of any event that changes that rate following the date of that billing statement that is announced, published or otherwise becomes known to the Company.

"Applicable Law" means any applicable domestic or foreign federal, state or local statute, law, ordinance, rule, administrative interpretation, regulation, order, writ, injunction, directive, judgment, decree, policy, guideline or other requirement of any Governmental Authority.

"Applicable Rate" means with respect to a Client Account or a Mutual Fund, the fee rate (expressed as a percentage) that is set forth opposite the name of that Client Account or Mutual Fund, as the case may be, on Schedule 3.6(a), in each case subject to the adjustments that may apply to the calculation of Adjusted Fees. The Applicable Rates set forth on Schedule 3.6(a) represent (i) in the case of a Client Account, the product of (A) the result of dividing the total revenues of the Company during the month of December 2004 derived from all Client Accounts managed by the Manager of that Client Account *by* the total assets under management of all those Clients Accounts as of the Base Date *times* (B) twelve and (ii) in the case of a Mutual Fund, the product of (C) the result of dividing the total revenues of the Company during the month of December 2004 derived from that Mutual Fund *by* the Net Asset Value of that Mutual Fund as of the Base Date *times* (D) twelve.

"Base Date" means December 31, 2004.

"Base Date Account Value" means (i) for a Client Account, the fair market value of the assets in such Client Account as of the close of business on the Base Date and (ii) for a Mutual Fund, the Net Asset Value of that Mutual Fund as of the close of business on the Base Date, in each case as set forth on Schedule 3.6(a) and subject to the adjustments that may apply to the calculation of Adjusted Fees; *provided* that, in order to avoid duplication in calculations contemplated by this Agreement that are based on the foregoing definition, the fair market value of assets in a Client Account will not include the fair market value of shares in any Mutual Fund that are held in that Client Account.

"Brokerage Services" means the mutual-fund sales and prospectus distribution and other broker-dealer services performed by WSC as of the Closing in connection with the Acquired Business.

"Business Day" means any day other than a Saturday, a Sunday or a day on which state-chartered banks in the State of Rhode Island generally are closed for regular banking business.

"Clients" means, collectively, (i) the Persons that own the Client Accounts and (ii) the Mutual Funds. For the avoidance of doubt, a Person will not be considered a Client solely because such Person is a shareholder of a Mutual Fund.

"Client Account" means an account that is (i) opened and maintained by a Client in accordance with an Advisory Contract or a Financial Planning Contract and (ii) listed on Schedule 3.6(a).

"Client Consent" means, with respect to a Client, a Client Consent Request countersigned by that Client.

"Client Consent Request" means a written notice delivered by the Company to a Client or a New Client that describes the transactions contemplated by this Agreement and requests the written consent of that Client or New Client to the transactions contemplated by this Agreement (including any assignment of an Advisory Contract that is deemed to occur under the Advisers Act) with respect to all Client Accounts or New Client Accounts of that Client or New Client and the agreement of that Client or New Client to continue its business relationship with the Company following the Closing on the same terms and to the same extent as it exists on the date of this Agreement. For purposes of this Agreement, a Client Consent Request will be deemed to have been received by a Client or a New Client three business days following the date that the Company sends the Client Consent Request to that Client or New Client.

"Closing Date" means the date the Closing takes place.

"Closing Revenue Adjustment Amount" means (i) if the Closing Revenue Ratio equals or exceeds 0.95, then $0 or (ii) if the Closing Revenue Ratio is less than 0.95, then an amount equal to the product of (A) the excess of 0.95 over the Closing Revenue Ratio *times* (B) a fraction, the numerator of which is four and the denominator of which is three, *times* (C) $20,000,000; *provided* that in no event may the Closing Revenue Adjustment Amount exceed $4,000,000.

"Closing Revenue Ratio" means the ratio obtained by dividing (i) the sum of (A) Adjusted Fees *plus* (B) New Client Fees *by* (ii) Reference Fees.

"Code" means the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder.

"Combined Buyer Group" means, collectively, the Buyer and its Affiliates (including the Acquired Business) following the Closing.

"Contingent Payment" means any of the First Contingent Payment, the Second Contingent Payment and the Third Contingent Payment.

"Designated Territory" means Rhode Island, Connecticut, Massachusetts, New York, New Jersey, New Hampshire, Vermont, Maine, Minnesota, North Carolina, Pennsylvania, Florida and California.

"Encumbrance" means any lien, pledge, security interest, claim, charge, easement, limitation, commitment, encroachment, restriction or encumbrance of any kind or nature whatsoever.

"Environmental Law" means all federal, state and local laws, rules, regulations, common law, ordinances, decrees, orders, contracts and other binding obligations relating to pollution (including the treatment, storage and disposal of wastes and the cleanup of releases and threatened releases of materials), the preservation of the environment or the exposure to materials in the environment or workplace.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

"Financial Planning Contract" means any written contract, retainer agreement, arrangement or understanding under which the Company provides financial planning or similar services to any Person.

"GAAP" means generally accepted accounting principles in the United States of America as in effect from time to time.

"Governmental Authority" means any nation or government, any state, territory or other political subdivision, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including the SEC or any other government authority, agency, department, board, commission or instrumentality of the United States, any foreign government, any state or territory of the United States or any political subdivision thereof, and any court, tribunal or arbitrator of competent jurisdiction, and any governmental or non-governmental self-regulatory organization, agency or authority (including the National Association of Securities Dealers, Inc., the Commodities and Futures Trading Commission, the National Futures Association, the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency, the Office of Trust Supervision and the Rhode Island Department of Business Regulation).

"Immediate Family" means, with respect to any natural person, that person's spouse, parents, grandparents, children, grandchildren and siblings, nieces, nephews and in-laws (and estates, trusts, partnerships and other entities and legal relationships of which at least a majority in interest of the beneficiaries, owners, investors, members or participants at all times in question are, directly or indirectly, one or more of the persons described above, including that natural person).

"Insurance Services" means the insurance agency and brokerage services performed by Park as of Closing.

"Intellectual Property" means (i) inventions, whether or not patentable, reduced to practice or made the subject of one or more pending patent applications, (ii) national and multinational statutory invention registrations, patents and patent applications (including all reissues, divisions, continuations, continuations-in-part, extensions and reexaminations thereof) registered or applied for in the United States and all other nations throughout the world, all improvements to the inventions disclosed in each such registration, patent or patent application, (iii) trademarks, service marks, trade dress, logos, domain names, trade names and corporate names (whether or not registered) in the United States and all other nations throughout the world, including all variations, derivations, combinations, registrations and applications for registration of the foregoing and all goodwill associated therewith, (iv) copyrights (whether or not registered) and registrations and applications for registration thereof in the United States and all other nations throughout the world, including all derivative works, moral rights, renewals, extensions, reversions or restorations associated with such copyrights, now or hereafter provided by law, regardless of the medium of fixation or means of expression, (v) computer software (including source code, object code, firmware, operating systems and specifications), (vi) trade secrets and, whether or not confidential, business information (including pricing and cost information, business and marketing plans and customer and supplier lists) and know-how (including processes, models, formulas, operating platforms and techniques and research and development information), (vii) industrial designs (whether or not registered), (viii) databases and data collections, (ix) copies and tangible embodiments of any of the foregoing, in whatever form or medium, (x) all rights to obtain and rights to apply for patents, and to register trademarks and copyrights, (xi) all rights in all of the foregoing provided by treaties, conventions and common law and (xii) all rights to sue or recover and retain damages and costs and attorneys' fees for past, present and future infringement or misappropriation of any of the foregoing.

"Investment Company Act" means the Investment Company Act of 1940, as amended, and the rules and regulations thereunder.

"Investment Company" means any Person registered or required to be registered as an investment company under the Investment Company Act.

"Investment Management Services" means any services that involve (i) the sponsorship, administration or management of an investment fund (or portions thereof or a group of investment funds), (ii) the management of an investment account (or portions thereof or a group of investment accounts), (iii) the giving of advice with respect to either the investment and/or reinvestment of assets or funds (as any group of assets or funds) or the selection of investment management professionals or firms, (iv) personal financial planning for individuals, including the preparation of personal financial plans and tax returns, the monitoring of investments and the performance of general consulting with respect to taxes, investments or other personal financial matters, or (v) presentations on financial planning matters to groups through seminars and similar programs.

"IRS" means the United States Internal Revenue Service.

"knowledge of the Company" or any similar qualification regarding the knowledge of the Company or any of its Subsidiaries or the Principals means to the knowledge of any of I. Richard Horowitz, Joseph Robbat, Jr., Douglas A. Biggar, Wayne M. Grzecki, Robert I. Stock, Ronald A. Sugameli, Nicole Tremblay, or Stephen G. DaCosta in each case after due inquiry.

"Lost Client" means a Client who, as of the close of business on the third Business Day prior to the Closing Date, is not a Retained Client.

"Lost Client Account" means a Client Account that was owned by a Lost Client on the Base Date.

"Manager" means one of the fifteen portfolio managers listed on Schedule 3.6(a).

"Material Adverse Effect" means a material adverse effect on the condition (financial or otherwise), business, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as whole; *provided* that, for the purposes of Section 8.1(a) and 8.1(h), the term "Material Adverse Effect" will be deemed not to include any such material adverse effect that is primarily attributable to (i) changes affecting the United States or foreign economies in general or affecting the investment management industry in general, (ii) changes in Applicable Law or (iii) military conflicts or acts of terrorism, as long as, in the case of any change or event described by clause (i), (ii) or (iii), that change or event does not disproportionately affect the Company or its Subsidiaries relative to other participants in the investment management industry.

"Mutual Fund Consent" means, with respect to a Mutual Fund, the approval by a majority of the shareholders of that Mutual Fund of the change in control of its investment advisor that results from the transactions contemplated by this Agreement at a duly convened meeting called by the trustees of that Mutual Fund pursuant to an applicable Proxy Statement (as defined in Section 7.5(b)).

"Mutual Fund Governing Documents" means, with respect to each Mutual Fund, that Mutual Fund's declaration of trust ands by-laws, in each case as amended.

"Mutual Funds" means, collectively, the New Century Capital Portfolio, the New Century Balanced Portfolio, the New Century Aggressive Portfolio, the New Century International Portfolio, the New Century Alternative Strategies Portfolio and the New Century Money Market Portfolio.

"Negative Consent" means, with respect to any Client who receives a Client Consent Request and does not deliver a Client Consent to the Company, the failure of that Client within 60 days of its receipt of a Client Consent Request to notify or otherwise communicate to the Company or any of the Principals regarding its intention to terminate its business relationship with the Company or any of its Subsidiaries.

"Net Asset Value" means, with respect to a Mutual Fund as of a specified time, the net asset value of that Mutual Fund, as determined in accordance with the Mutual Fund Governing Documents and the prospectus of that Mutual Fund that is in effect as of the specified time.

"New Century Portfolios" means New Century Portfolios, a Massachusetts business trust.

"New Client" means a Person, other than a Client, that is not a Related Person that enters into an Advisory Contract or a Financial Planning Contract following the Base Date.

"New Client Account" means an account with the Company that is opened and maintained by a New Client in accordance with an Advisory Contract or a Financial Planning Contract and managed by a Manager.

"New Client Fees" means the aggregate Annual Investment Advisory Revenue of all Retained Client Accounts of New Clients, as set forth on the Revised Client Revenue Schedule (as defined in Section 2.2(a)).

"Park" means The Park Insurance Agency, Inc., a Massachusetts corporation.

"Permitted Encumbrances" means Encumbrances that:

(i)   are disclosed on the Base Balance Sheet;

(ii)   are for taxes or assessments that are not yet due and payable (and for which adequate reserves or accruals are established on the Base Balance Sheet); or

(iii)   do not materially detract from the value of, or materially interfere with the present or intended use of, the assets or property affected by those Encumbrances.

"Person" means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

"Real Estate Partnerships" means Weston Multivest III L.P., Weston Multivest IV L.P., Weston Properties XIX L.P., Weston Properties XXII L.P. and Weston Multivest Capital Associates, L.P.

"Real Estate Subsidiaries" means Weston Multivest Corporation, Inc., Weston Properties Corporation, Inc. and Weston Haverhill Inc.

"Records" means all records and original documents in the possession or maintained on behalf of the Company or any of its Subsidiaries or any of the Principals that pertain to or are utilized by the Company and its Subsidiaries to administer, reflect, monitor, evidence or record information respecting the business or conduct of the Company, its Subsidiaries and/or the Mutual Funds, including (i) all such records maintained on electronic or magnetic media, or in the electronic database system of the Company and its Subsidiaries and (ii) all such records and original documents necessary or appropriate to comply with any Applicable Law, including any and all records kept in accordance with the requirements of the Advisers Act or the Investment Company Act or documents filed pursuant to any other Applicable Laws.

"Reference Fees" means the sum of (i) the aggregate Annual Investment Advisory Revenue of all Client Accounts *plus* (ii) the aggregate Annual Investment Advisory Revenue of all Mutual Funds, as set forth on Schedule 3.6(a) under the heading "Reference Fees".

"Representation Agreement" means, with respect to each Other Shareholder, an agreement under which the Other Shareholder appointed the Company and each of the Principals as that Other Shareholder's agent and attorney-in-fact for certain matters in connection with the transactions contemplated by this Agreement, all on the terms and subject to the conditions set forth therein.

"Retained Client" means a Client or a New Client who, as of the close of business on the third Business Day prior to the Closing Date, (i) has not (A) terminated its business relationship with the Company or any of its Subsidiaries or (B) notified or otherwise communicated to the Company or any of the Principals regarding its intention to do so and (ii) (C) in the case of a Client that is not a Mutual Fund or a New Client, has either delivered to the Company a Client Consent or is deemed to have provided a Negative Consent, that in either case applies to all Client Accounts of that Client (including any Client Accounts opened by that Client between January 1, 2005 and the close of business on the third Business Day prior to the Closing Date) or New Client Accounts of that New Client, as applicable; *provided* that a Client that is a party to an Advisory Contract listed on Schedule 3.6(c) must deliver a Client Consent in order to be considered a Retained Client, and (D) in the case of a Client that is a Mutual Fund, has delivered a Mutual Fund Consent.

"Retained Client Account" means (i) with respect to a Client, a Client Account that is owned by a Retained Client on the Base Date and at the close of business on the third

Business Day prior to the Closing Date and (ii) with respect to a New Client, a New Client Account owned by a Retained Client at the close of business on the third Business Day prior to the Closing Date.

"SEC" means the United States Securities and Exchange Commission.

"Securities Act" means the Securities Act of 1993, as amended, and the rules and regulations thereunder.

"Subsidiary" means any Person with respect to which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are directly or indirectly owned by another Person. For purposes of this Agreement, Park shall be deemed a Subsidiary of the Company, and the Real Estate Subsidiaries shall not be deemed Subsidiaries of the Company.

"Supplemental Confidentiality Agreement" means the letter agreement dated March 16, 2005 between the Buyer and the Company.

"Tax Authority" includes the IRS and any state, local, foreign or other governmental authority responsible for the administration of any Taxes (as defined in Section 3.8).

"Tax Return" means any return, report, information statement, schedule or other document (including any related or supporting information) with respect to Taxes.

"Treasury Regulations" means the regulations promulgated under the Code.

"Unbooked Brokerage Commissions" means fees receivable by the Company or any Subsidiary from any insurance company or with respect to any Brokerage Services, or from any Principal pursuant to Section 2.12 or otherwise, in each case as set forth on a schedule delivered by the Company to the Buyer at the Closing.

"WSC" means Weston Securities Corporation, Inc., a Massachusetts corporation and wholly-owned subsidiary of the Company.

(b)   The following terms have the meaning specified in the indicated section of this Agreement:

Term	Section
2006 EBITDA	Section 2.6(d)(iv)
2007 EBITDA	Section 2.6(d)(v)
2008 EBITDA	Section 2.6(d)(vi)
Accounting Referee	Section 2.2(b)
Acquired Business Pretax Income	Section 7.6(a)
Agreement	Preamble
Balance Sheet Date	Section 3.7(c)
Base Balance Sheet	Section 3.7(c)

Rule 12b-1 Plans	Section 3.18(d)
Second Contingent Payment	Section 2.6(d)(ii)
Second Preliminary Statement	Section 2.7(c)
Series A Preferred Stock	Recitals
Shareholders	Preamble
Shareholders' Representative	Section 12.13(a)
Shares	Recitals
Straddle Period	Section 10.3
Subsidiary Securities	Section 3.3(b)
Target Working Capital	Section 2.5(a)
Taxes	Section 3.8(a)
Third Contingent Payment	Section 2.6(d)(iii)
Third Party Interests	Section 3.3(c)
Third Preliminary Statement	Section 2.7(c)
Trigger Event	Section 2.8(a)(i)
Warranty Breach	Section 9.2(a)(i)

ARTICLE II.

PURCHASE AND SALE

Section 2.1. Purchase and Sale of the Shares. Upon the terms and subject to the conditions of this Agreement, the Shareholders agree to sell to the Buyer, and the Buyer agrees to purchase from the Shareholders, the Shares at the Closing. The purchase price for the Shares is $20,000,000 *less* the Closing Revenue Adjustment Amount (as calculated by the Company in accordance with Section 2.2(a)) (the amount equal to that difference, the "Purchase Price"). The Buyer shall pay the Purchase Price as provided in Section 2.3, and the Purchase Price is subject to adjustment as provided in Sections 2.2(b), 2.5, 2.6, 2.7 and 2.8.

Section 2.2. Closing Revenue Adjustment.

(a) Two Business Days prior to the Closing Date, the Company shall deliver to the Buyer a revised version of Schedule 3.6(a) (the "Revised Client Account Revenue Schedule") that identifies (i) each Lost Client Account, (ii) each Retained Client Account, (iii) each New Client Account and (iv) the Closing Revenue Ratio. If the Closing Revenue Ratio is less than 0.95, then the Company shall include on the Revised Client Revenue Schedule (and based on the information set forth therein) its calculation of the Closing Revenue Adjustment Amount.

(b) If the Buyer disagrees with any information set forth in the Revised Client Revenue Schedule, it will so notify the Shareholders' Representative no later than 30 days after the Closing and specify the items as to which the Buyer disagrees and provide to Shareholders' Representative the Buyer's calculation of the Closing Revenue Adjustment Amount ("Buyer's Revenue Adjustment Amount"). If the Buyer and Shareholders' Representative are not able to resolve the disputed items within 15 days thereafter, then they shall refer the disputed items to an independent accounting firm of nationally recognized standing mutually acceptable to the Buyer

and the Shareholders' Representative (any such firm selected under this Section 2.2(b) or under Section 2.4 or 2.7, an "Accounting Referee"). The Accounting Referee must consider only the disputed items and must deliver to the Buyer and the Shareholders' Representative as soon as practicable, but in any event within 45 days, a report setting forth its calculation of the Closing Revenue Adjustment Amount; *provided* that the amount calculated by the Accounting Referee must not be greater than the Buyer's Revenue Adjustment Amount or less than the amount of the Closing Revenue Adjustment Amount calculated by the Company and set forth on the Revised Client Revenue Schedule. The determination of the Accounting Referee will be binding upon the Buyer and the Principals. The cost of such review and report will be borne (i) by the Principals, if the difference between the Final Closing Revenue Adjustment Amount (as defined below in this Section 2.2(b)) and the Closing Revenue Adjustment Amount set forth in the Revised Client Revenue Schedule is greater than the difference between the Final Closing Revenue Adjustment Amount and Buyer's Revenue Adjustment Amount, (ii) by the Buyer if the first such difference is less than the second such difference and (iii) otherwise equally by the Buyer and the Principals. "Final Closing Revenue Adjustment Amount" means (A) the Closing Revenue Adjustment Amount as set forth in the Revised Client Revenue Schedule, if no notice of disagreement is delivered by the Buyer pursuant to this Section 2.2(b) or (B) if such a notice of disagreement is delivered, (1) as agreed by the Buyer and the Shareholders' Representative pursuant to this Section 2.2(b) or (2) in the absence of such agreement, the Closing Revenue Adjustment Amount as calculated by the Accounting Referee.

(c)   If the Final Closing Revenue Adjustment Amount is greater than the amount of the Closing Revenue Adjustment Amount as set forth in the Revised Client Revenue Schedule, then the Principals shall pay to the Buyer, as an adjustment to the Purchase Price, the amount of such excess in the manner provided and with interest as set forth in Section 2.5 (b).

Section 2.3.   Closing. Subject to Section 11.1, the closing of the purchase and sale of the Shares hereunder (the "Closing") shall take place at the offices of Goodwin Procter LLP, Exchange Place, 53 State Street, Boston, Massachusetts 02109, as soon as possible, but in no event later than 5 Business Days, after satisfaction of the conditions set forth in Article VIII, or at such other time or place as the Buyer and the Shareholders' Representative may agree. At the Closing:

(a)   The Buyer shall deliver to the Shareholders, in accordance with the allocations set forth on Schedule 2.3 (a), cash in an aggregate amount equal to $20,000,000 *less* the Closing Revenue Adjustment Amount, if any (as calculated by the Company under Section 2.2(a)), in each case in immediately available funds by wire transfer to accounts of the Shareholders designated by the Principals in written notices to the Buyer not later than two Business Days prior to the Closing Date. If the Principals do not deliver those notices, then the Buyer may make the payments required under this Section 2.3(a) by certified or official bank check payable in immediately available funds; and

(b)   The Shareholders shall deliver to Buyer valid title to the Shares, free and clear of any Encumbrances and any other limitation or restriction (including any right to vote, sell or otherwise dispose of the Shares), together with certificates for the Shares duly endorsed or accompanied by stock powers duly endorsed in blank, with any required transfer stamps affixed thereto.

Section 2.4.   Closing Balance Sheet.

(a)   As promptly as practicable, but no later than 60 days, after the Closing Date, the Buyer will cause to be prepared and delivered to the Shareholders' Representative a consolidated balance sheet of the Company and its Subsidiaries as of the close of business on the Closing Date (the "Closing Balance Sheet"), and a certificate based on the Closing Balance Sheet setting forth the Buyer's calculation of Closing Working Capital. The Closing Balance Sheet will (i) fairly present the consolidated financial position of the Company and the Subsidiaries as at the close of business on the Closing Date (without giving effect to the transactions contemplated by this Agreement other than the Real Estate Separation and the contribution of the shares of capital stock of Park to the Company) in accordance with GAAP, (ii) include line items substantially consistent with those in the Base Balance Sheet; and (iii) be prepared in accordance with accounting policies and practices consistent with those used in the preparation of the Base Balance Sheet, but in all instances in accordance with GAAP. "Closing Working Capital" means the excess of the consolidated current assets over the consolidated current liabilities of the Company and the Subsidiaries (which current liabilities, for the avoidance of doubt, will include an accrual for all unpaid fees, costs, expenses and Taxes incurred or to be incurred by the Company and its Subsidiaries in connection with the transactions contemplated by this Agreement, including to the extent applicable, any such costs and expenses relating to the Special Transaction Bonus that is identified and described in Schedule 3.22), in each case as shown on the Closing Balance Sheet, *plus*, except to the extent reflected in the Closing Balance Sheet, any Unbooked Brokerage Commissions actually received by the Company in the 30 days following the Closing, up to a maximum of $60,000.

(b)   If the Shareholders' Representative disagrees with the Buyer's calculation of Closing Working Capital delivered pursuant to Section 2.4(a), the Shareholders' Representative may, within 15 days after delivery of the documents referred to in Section 2.4(a), deliver a notice to the Buyer disagreeing with such calculation and setting forth the Shareholders' Representative's calculation of such amount. Any such notice of disagreement shall specify those items or amounts as to which the Shareholders' Representative disagrees, and the Shareholders' Representative shall be deemed to have agreed with all other items and amounts contained in the Closing Balance Sheet and the calculation of Closing Working Capital delivered pursuant to Section 2.4(a).

(c)   If a notice of disagreement shall be duly delivered pursuant to Section 2.4(b), the Buyer and the Shareholders' Representative shall, during the 15 days following such delivery, use their reasonable best efforts to reach agreement on the disputed items or amounts in order to determine, as may be required, the amount of Closing Working Capital, which amount shall not be less than the amount thereof shown in the Buyer's calculations delivered pursuant to Section 2.4(a) nor more than the amount thereof shown in the Shareholders' Representative's calculation delivered pursuant to Section 2.4(b). If, during such period, the Buyer and the Shareholders' Representative are unable to reach such agreement, they shall promptly thereafter cause an Accounting Referee (as defined in Section 2.2(b)) promptly to review this Agreement and the disputed items or amounts for the purpose of calculating Closing Working Capital. In making such calculation, the Accounting Referee must consider only those items or amounts in the Closing Balance Sheet or the Buyer's calculation of Closing Working Capital as to which the Shareholders' Representative has disagreed. The Accounting Referee shall deliver to the Buyer and the Shareholders' Representative, as promptly as practicable, a report setting forth such calculation. The report is to be final and binding upon the Buyer and the Principals. The cost of such review and report shall be borne (i) by the Buyer if the difference between Final Working Capital (as defined in Section 2.5(a)) and the Buyer's calculation of Closing Working Capital delivered pursuant to Section 2.4(a) is greater than the difference between Final Working Capital and the Shareholders' Representative's calculation of Closing Working Capital delivered pursuant to Section 2.4(b), (ii) by the Principals if the first such difference is less than the second such difference and (iii) otherwise equally by the Buyer and the Principals.

(d)   The Buyer and the Shareholders' Representative agree that they shall, and agree to cause the Company and each Subsidiary of the Company to, cooperate and assist in the preparation of the Closing Balance Sheet and the calculation of Closing Working Capital and in the conduct of the audits and reviews referred to in this Section 2.4, including by making available, to the extent necessary, books, records, work papers and personnel.

Section 2.5.   Adjustment to the Purchase Price.

(a)   If Target Working Capital exceeds Final Working Capital, the Principals shall pay to the Buyer, as an adjustment to the Purchase Price, in the manner and with interest as provided in Section 2.5(b), the amount of such excess. If Final Working Capital exceeds Target Working Capital, the Buyer shall pay to the Shareholders, in the manner and with interest as provided in Section 2.5(b), the amount of such excess. "Target Working Capital" means $450,000. "Final Working Capital" means Closing Working Capital (i) as shown in the Buyer's calculation delivered pursuant to Section 2.4(a), if no notice of disagreement with respect thereto is duly delivered pursuant to Section 2.4(b); or (ii) if such a notice of disagreement is delivered, (A) as agreed by the Buyer and the Shareholders' Representative pursuant to Section 2.4(c) or (B) in the absence of such agreement, as shown in the Accounting Referee's calculation delivered pursuant to Section 2.4(c); *provided* that in no event shall Final Working Capital be less than the Buyer's calculation of Closing Working Capital delivered pursuant to Section 2.4(a) or more than the Shareholders' Representative's calculation of Closing Working Capital delivered pursuant to Section 2.4 (b).

(b)   Any payment pursuant to Section 2.5(a) shall be made within 10 days after Final Working Capital has been determined, by delivery by the Buyer or the Principals, as the case may be, of a certified or official bank check payable in immediately available funds or by causing such payments to be credited to such account, as may be designated by the parties receiving any such payments. The amount of any payment to be made pursuant to this Section 2.5 shall bear interest from and including the Closing Date to but excluding the date of payment at a rate per annum equal to the Prime Rate as published in the *Wall Street Journal, Eastern Edition* (the "Prime Rate") in effect from time to time during the period from the Closing Date to the date of payment. The interest is payable at the same time as the payment to which it relates and is to be calculated daily on the basis of a year of 365 days and the actual number of days elapsed.

Section 2.6.   Contingent Payments.

(a)   On or before the earlier of (i) 15 Business Days after the date the Buyer files with the SEC its annual report on Form 10-K for the fiscal year ending December 31, 2006, and (ii) April 15, 2007, the Buyer shall pay to the Shareholders an aggregate amount in cash equal to the First Contingent Payment.

(b)   On or before the earlier of (i) 15 Business Days after the date the Buyer files with the SEC its annual report on Form 10-K for the fiscal year ending December 31, 2007, and (ii) April 15, 2008, the Buyer shall pay to the Shareholders an aggregate amount in cash equal to the Second Contingent Payment.

(c)   On or before the earlier of (i) 15 Business Days after the date the Buyer files with the SEC its annual report on Form 10-K for the fiscal year ending December 31, 2008, and (ii) April 15, 2009, the Buyer shall pay to the Shareholders an aggregate amount in cash equal to the Third Contingent Payment.

(d)   For purposes of Sections 2.6, 2.7 and 2.8, the following terms have the following meanings:

(i)   "First Contingent Payment" means an amount based on 2006 EBITDA determined according to the table and principles set forth in Schedule 2.6; provided that in no event will the First Contingent payment be less than $2,000,000.

(ii)   "Second Contingent Payment" means an amount based on 2007 EBITDA determined according to the table and principles set forth in Schedule 2.6; provided that in no event will the Second Contingent Payment be less than $2,000,000.

(iii)   "Third Contingent Payment" means an amount based on 2008 EBITDA determined according to the table and principles set forth in Schedule 2.6; *provided* that in no event will the Third Contingent Payment be less than $2,000,000.

(iv)   "2006 EBITDA" means EBITDA for the fiscal year ending December 31, 2006.

(v)   "2007 EBITDA" means EBITDA for the fiscal year ending December 31, 2007.

(vi)   "2008 EBITDA" means EBITDA for the fiscal year ending December 31, 2008.

(vii)   "EBITDA" means, with respect to a specific time period, the excess of Qualifying Revenues over Expenses.

(viii)   "Qualifying Revenues" means, with respect to a specified time period, that portion of the consolidated revenues of the Acquired Business (as determined in accordance with GAAP applied on a consistent basis) that are generated by the Acquired Business during that period from Investment Management Services, Insurance Services and Brokerage Services (regardless of where in the Combined Buyer Group they are generated).

(ix)   "Expenses" means, with respect to a specific time period, all consolidated expenses, costs and charges of any nature (as determined on an accrual basis in accordance with GAAP applied on a consistent basis) of the Acquired Business (regardless of where in the Combined Buyer Group they are incurred) including (A) any incentive compensation, profit sharing or bonus expense payable to persons employed by a member of the Combined Buyer Group in connection with the Acquired Business (including, to the extent required by GAAP, expenses relating to the granting of stock options or other equity instruments), but excluding (B) (1) the payment of interest expense on indebtedness for borrowed money, (2) the payment of federal, state, local and foreign taxes based on or measured by gross or net income, (3) the effect of any depreciation or amortization with respect to any property or assets of the Acquired Business and (4) any amount paid to any Principal as severance and any amount paid for the continuation of that Principal's health and dental benefits following the termination of that Principal's employment with the Company by the Company without cause or by the Principal for good reason under his employment agreement with the Company that is then in effect; *provided further* that Expenses shall not include any allocation to the Acquired Business of general corporate or administrative costs or other similar overhead costs of the Buyer and its Affiliates, except to the extent they represent costs actually incurred by the Buyer and its Affiliates in connection with services or expenses requested by, or undertaken for the benefit of, the Acquired Business, including services or expenses that are jointly requested by, or undertaken for the joint benefit of, the Acquired Business and other businesses of the Buyer and its Affiliates, in which case there shall be allocated to the Acquired Business its proportionate share of those costs.

(e)   During the period commencing on the Closing Date and ending at the close of business on December 31, 2008 (the "Earnout Period"), without the mutual written consent of the Parent and the Shareholders' Representative, no member of the Combined Buyer Group may effect (i) any transfer or partial transfer to or from any other member of the Combined Buyer Group of, or (ii) any internal reorganization or partial reorganization of the Combined Buyer Group relating to, any client or customer account (or any assets therein or services with respect thereto) or business division, product or service of the Acquired Business or of the Buyer and its Affiliates, as the case may be, in each case that existed prior to the Closing (any such transfer or reorganization, an "Existing-Business Transfer").

Section 2.7.   Calculation of Contingent Payments.

(a)   At the time of the payment of the First Contingent Payment, the Buyer shall deliver to the Shareholders' Representative a statement setting forth the Buyer's calculation of 2006 EBITDA (the "Preliminary Statement"). If the Shareholders' Representative disagrees with any item or amount contained in the Preliminary Statement or with the Buyer's calculation of 2006 EBITDA set forth therein, the Shareholders' Representative may, within 15 days after delivery of the Preliminary Statement, deliver a notice to the Buyer disagreeing with such calculation and setting forth the Shareholders' Representative's calculation of 2006 EBITDA. Any notice of disagreement shall specify those items or amounts as to which the Shareholders' Representative disagrees, and the Shareholders' Representative will be deemed to have agreed with all other items and amounts. If the Buyer and the Shareholders' Representative are not able to resolve such dispute within 15 days after the delivery of such notice, they shall promptly thereafter cause an Accounting Referee (as defined in Section 2.2(b)) to review this Agreement and the disputed items or amounts for the purpose of calculating 2006 EBITDA. The Accounting Referee shall deliver to the Buyer and the Shareholders' Representative, as promptly as practicable, a report setting forth such calculation, which amount shall not be less than the Buyer's calculation of 2006 EBITDA as set forth in the Preliminary Statement or more than the Shareholders' Representative's calculation of 2006 EBITDA delivered pursuant to Section 2.7(a). That report shall be final and binding upon the Buyer and the Principals. The cost of such review and report shall be paid (i) by the Buyer if the difference between Final 2006 EBITDA (as defined in Section 2.7(b)) and the Buyer's calculation of 2006 EBITDA as set forth in the Preliminary Statement is greater than the difference between Final 2006 EBITDA and the Shareholders' Representative's calculation of 2006 EBITDA delivered pursuant to this Section 2.7(a), (ii) by the Principals, if the first such difference is less than the second such difference and (iii) otherwise equally by the Buyer and the Principals.

(b)   If the Buyer's calculation of 2006 EBITDA as set forth in the Preliminary Statement was less than Final 2006 EBITDA, then the Buyer shall pay to the Shareholders an amount equal to the excess of (i) the amount that would have been paid as the First Contingent Payment if the Buyer had based its calculation of the First Contingent Payment on an amount equal to Final 2006 EBITDA over (ii) the amount paid by the Buyer as the First Contingent Payment under Section 2.6(a); *provided* that in no event will any interest be incurred on any such excess. As used herein, "Final 2006 EBITDA" means 2006 EBITDA (A) as shown in the Preliminary Statement, if no notice of disagreement with respect thereto is duly delivered pursuant to Section 2.7(a); or (B) if such a notice of disagreement is delivered, (1) as agreed by the Buyer and the Shareholders' Representative pursuant to Section 2.7(a) or (2) in the absence of such agreement, as shown in the Accounting Referee's calculation delivered pursuant to Section 2.7(a); *provided* that in no event shall Final 2006 EBITDA be less than the amount as shown in the Preliminary Statement or more than the Shareholders' Representative's calculation in the notice of disagreement delivered pursuant to Section 2.7(a).

(c)   At the time of the payment of the Second Contingent Payment and the Third Contingent Payment, the Buyer shall deliver to the Shareholders' Representative a statement setting forth the Buyer's respective calculations of 2007 EBITDA and 2008 EBITDA (those statements, the "Second Preliminary Statement" and the "Third Preliminary Statement"). If the Shareholders' Representative disagrees with any item or amount contained in the Second Preliminary Statement or the Third Preliminary Statement or with the Buyer's calculation of 2007 EBITDA or 2008 EBITDA, then, in each case the Shareholders' Representative may, within 15 days after delivery of the Secondary Preliminary Statement or the Third Preliminary Statement, as applicable, deliver a notice to the Buyer disagreeing with the applicable calculation and setting forth the Shareholders' Representative's calculation of 2007 EBITDA or 2008 EBITDA, as applicable. Upon delivery of such a notice, all matters in dispute shall be resolved in a manner consistent with the process described in Sections 2.7(a) and 2.7(b) with respect to 2006 EBITDA and the Preliminary Statement.

Section 2.8.   Acceleration of Contingent Payments.

(a)   If at any time during the Earnout Period:

(i)   the Buyer consummates (A) a merger or consolidation of the Acquired Business with or into another Person pursuant to which, immediately following the consolidation or merger, a majority of the outstanding voting power of the surviving or consolidated Person is owned by a Person other than the Buyer or one or more of its Affiliates or (B) the sale, of all or substantially all of the properties and assets of the Acquired Business to any Person other than the Buyer or one or more of its Affiliates;

(ii)   the Buyer or one or more of its Affiliates consummates the sale of a majority of the voting power of the Acquired Business to Persons other than the Buyer or one or more of its Affiliates; or

(iii)   the Buyer or one or more of its Affiliates terminates all or substantially all of the business operations of the Acquired Business relating to Investment Management Services, Brokerage Services and Insurance Services, taken as a whole, and does not then cause the Acquired Business to provide any products or services that are comparable to the terminated business operations (any of the events described by clauses (i), (ii) or (iii) of this Section 2.8(a), a "Trigger Event");

(b)   then the Buyer shall immediately (and, in any event, within five Business Days) (A) deliver to the Shareholders' Representative a report setting forth a reasonably detailed calculation of the present discounted value of all Contingent Payments that, at the time of the occurrence of Trigger Event, the Principals have not already received or with respect to which the rights of the Principals have not otherwise lapsed (those Contingent Payments, the "Open Contingent Payments") and (B) pay to the Principals an aggregate amount in cash equal to that value.

For purposes of this Section 2.8(a), the present discounted value of the Open Contingent Payments will be as determined in good faith by the Buyer, taking into account (1) the time remaining in the Earnout Period at the time of the Trigger Event, (2) EBITDA between the Closing Date and the date of the Trigger Event and (3) projected EBITDA between the date of the Trigger Event and the end of the Earnout Period, based on (x) good faith projections of Qualifying Revenues for that period and (y) an assumption that the ratio of EBITDA to Qualifying Revenues for that period will equal the ratio of EBITDA to Qualifying Revenues for the period between the Closing Date and the date of the Trigger Event and (4) a discount rate equal to the Prime Rate.

(c)   If the Shareholders' Representative disagrees with the Buyer's calculation of the present discounted value of the Open Contingent Payments delivered pursuant to Section 2.8(a), the Shareholders' Representative may, within 10 days after delivery of the report referred to in Section 2.8(a), deliver a notice to the Buyer disagreeing with that calculation and requesting that the Buyer engage an independent investment banking firm of nationally recognized standing that is reasonably acceptable to the Shareholders' Representative. Within 10 days of its engagement, the investment banking firm must deliver a report setting forth a calculation of the present discounted value of the Open Contingent Payments that incorporates the principles set forth in Section 2.8(a) that will be final and binding upon all of the parties. If the investment banking firm's calculation is greater than the amount the Buyer paid to the Principals pursuant to

Section 2.8(a), the Buyer shall pay to the Shareholders an aggregate amount in cash equal to the excess.

Section 2.9.   Payment Procedures. The Buyer shall make any payment due to the Shareholders under Section 2.6, 2.7 or 2.8 in accordance with the allocations set forth on Schedule 2.3(a), in each case in immediately available funds by wire transfer to accounts of the Principals designated by the Shareholders in written notices not later than two Business Days prior to the anticipated payment date. If the Principals do not deliver those notices, then the Buyer may make any such payment by certified or official bank check payable in immediately available funds. Any payment made by the Buyer under Section 2.6, 2.7 or 2.8 is to be treated as an adjustment to the Purchase Price.

Section 2.10.   Setoff. The Buyer may set off (a) the amount of any Damages (as defined in Section 8.2(a)) for which it or any other Buyer Indemnified Party (as defined in Section 8.2(a)) is entitled to indemnification under Section 9.2 and (b) any other amounts to which it may be entitled under this Agreement, including under Sections 2.2(c), 2.5(a) or 9.2, against any amounts otherwise owed by the Buyer to the Shareholders with respect Contingent Payments under Sections 2.6, 2.7 or 2.8.

Section 2.11.   Spinout of Real Estate Partnerships and Subsidiaries. Prior to the Closing the Company shall complete the Real Estate Separation and shall take such other actions as may be necessary or appropriate to divest itself of all interests, direct or indirect, that the Company may have in the Real Estate Partnerships. Within 15 Business Days of the Closing Date, the Principals shall (i) prepare and obtain all necessary corporate or similar authorizations to change the corporate and partnership names of the Real Estate Subsidiaries and Real Estate Partnerships to names that do not contain the name "Weston" and (ii) deliver to the Buyer copies of any applicable certificates of amendment to the articles of organization or certificates of partnership of the Real Estate Subsidiaries and Real Estate Partnerships filed in connection with those name changes, in each case certified by the secretaries of state of the respective jurisdictions in which those entities are organized.

Section 2.12.   Park Insurance Agency. Prior to the Closing each Principal who holds shares of capital stock of Park shall contribute such shares to the Company so that at the Closing Park will be a wholly owned subsidiary of the Company. At the Closing, any Principal who is entitled to receive any commissions or similar payments with respect to insurance policies sold by Park or such Principal shall assign all of such Principal's rights with respect to such payments to Park.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY
AND THE PRINCIPALS

As a material inducement to the Buyer to enter into this Agreement and consummate the transactions contemplated hereby, the Company and the Principals, jointly and severally, make to the Buyer, as of the date hereof and as of the Closing, the representations and warranties set forth in this Article III.

Section 3.1.   <u>Organization and Qualification of the Company</u>. The Company is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts, and has all necessary power and authority to own or lease its properties and to conduct its business in the manner and in the places where such properties are owned or leased or such business is currently conducted. A copy of the Company's articles of organization, as amended to date, certified by the Secretary of State of the Commonwealth of Massachusetts (the "<u>Charter</u>"), and by-laws, as amended to date, certified by the clerk of the Company (the "<u>By-laws</u>," and together with the Charter, the "<u>Company Organizational Documents</u>"), all of which were heretofore delivered to the Buyer's counsel, are complete and correct, and no amendments thereto are pending. The Company is not in violation of any term of the Company Organizational Documents. The Company is duly qualified to do business as a foreign corporation under the laws of each jurisdiction in which the nature of its business, activities or other contacts in that jurisdiction or the ownership or leasing of its properties requires such qualification, except where the failure to be so licensed or qualified could not reasonably be expected to have a Material Adverse Effect.

Section 3.2.   <u>Capitalization; Beneficial Ownership.</u>

(a)   The authorized capital stock of the Company consists of (i) 1,500,000 shares of Common Stock, of which 1,399,998 shares are issued and outstanding, (ii) 3,000,000 shares of Class AA Stock, of which 800 shares are issued and outstanding and (iii) 2,000 shares of Series A Preferred Stock, of which 375 shares are issued and outstanding. As of the Closing, the only issued and outstanding shares of capital stock of the Company will be the Shares.

(b)   All outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and non-assessable. Except as set forth in Section 3.2(a), there are no outstanding (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company, (iii) options, warrants or other rights to acquire from the Company, or any other obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company or (iv) stock appreciation, phantom stock, profit participation or similar rights with respect to shares of capital stock or voting securities of the Company (the items in Sections 3.2(b)(i) through 3.2(b)(iv) being referred to collectively as "<u>Company Securities</u>"). There are no, and in the last ten (10) years there have not been any, obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities.

(c)   As of the date hereof, the Principals and the Other Shareholders own beneficially and of record the Common Shares and Other Shares, as applicable, set forth opposite their names on <u>Schedule 3.2(c)</u>, free and clear of any Encumbrances and any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of the Company Shares). At the Closing, the Principals shall transfer and deliver to the Buyer valid title to the Shares free and clear of any Encumbrances and any such limitation or restriction.

Section 3.3.   Subsidiaries and Investments.

(a)   Schedule 3.3(a) contains a complete and accurate list of each Subsidiary of the Company. Each Subsidiary of the Company is a corporation duly authorized and validly existing in the laws of the state of its incorporation, with all necessary power and authority to own or lease its properties and to conduct its business in the manner and in the places where such properties are owned or leased or such business is currently conducted. Copies of the charter, bylaws and similar organization documents for each Subsidiary of the Company, all of which were heretofore delivered to the Buyer's counsel, are complete and correct, and no amendments thereto are pending. Each Subsidiary is duly qualified to do business as a foreign corporation under the laws of each jurisdiction in which the nature of its business or the ownership or leasing of its properties requires such qualification, except where the failure to be so licensed or qualified could not reasonably be expected to have a material adverse effect on that Subsidiary.

(b)   All of the outstanding capital stock or other voting securities of each Subsidiary is owned by the Company, directly or indirectly, free and clear of any Encumbrances and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or any other voting securities). There are no outstanding (i) securities of the Company or any Subsidiary convertible into or exchangeable for shares of capital stock or voting securities of any Subsidiary, (ii) options, warrants or other rights to acquire from the Company or any Subsidiary, or other obligation of the Company or any Subsidiary to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of any Subsidiary or (iii) stock appreciation, phantom stock, profit participation or similar rights with respect to shares of capital stock or voting securities of any Subsidiary (the items in Sections 3.3(c)(i) through 3.3(c)(iii) being referred to collectively as "Subsidiary Securities"). There are no, and in the past ten (10) years there have not been any, obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities.

(c)   Except for the Subsidiaries of the Company or as set forth on Schedule 3.3(c), neither the Company nor any of its Subsidiaries owns, directly or indirectly, any shares of capital stock, other securities or ownership interests or investment in any other Person (collectively, "Third Party Interests"). Schedule 3.3(c) sets forth a complete description of each Third Party Interest, including the name of each record and beneficial owner of the Third Party Interest, its percentage interest with respect to the Person to which the Third Party Interest relates and any voting or similar rights with respect thereto. Except as expressly provided in the contracts listed on Schedule 3.3(c), neither the Company nor any of its Subsidiaries have any rights to, or are bound by any commitment or obligation to, acquire by any means, directly or indirectly, any Third Party Interests or make any further investment in, or contribution or advance with respect to, any Third Party Interest or to any other Person. Except as expressly provided in the contracts listed on Schedule 3.3(c), neither the Company nor any of its Subsidiaries has any obligation (whether as guarantor, controlling person or otherwise) for the present, future or contingent liabilities or obligations of any Person set forth (or required to be set forth) on Schedule 3.3(c).

Section 3.4.   Authority; No Violation by the Company.

(a)   The Company has full right, authority and power to enter into this Agreement and each agreement, document and instrument to be executed and delivered by the Company pursuant to, or as contemplated by, this Agreement and to carry out the transactions contemplated hereby and thereby. The execution, delivery and performance by the Company of this Agreement and each such other agreement, document and instrument have been duly authorized by all necessary action of the Company and its shareholders, and no other action on the part of the Company, any Subsidiary of the Company or any shareholder of the Company is required in connection therewith. No Other Shareholder has objected to any of the transactions contemplated hereby. This Agreement and each agreement, document and instrument executed and delivered by the Company pursuant to, or as contemplated by, this Agreement constitutes, or when executed and delivered will constitute, valid and binding obligations of the Company enforceable against it in accordance with their terms, except as enforceability may be restricted, limited or delayed by applicable bankruptcy or other laws affecting creditors' rights generally or by equitable principles. The execution, delivery and performance by the Company of this Agreement and each such other agreement, document and instrument and consummation of the transactions contemplated hereby and thereby:

(i)   does not and will not violate any provision of the Company Organizational Documents, any of the Mutual Fund Governing Documents or the Representation Agreements, in each case as amended to date;

(ii)   does not and will not violate any Applicable Laws or require the Company, any of its Subsidiaries or any Mutual Fund to obtain any approval, consent or waiver of, or make any filing with, any Person or Governmental Authority, except as provided for elsewhere in this Agreement regarding the Mutual Funds or as specifically identified on Schedule 3.4 hereto, which approvals, consents and waivers identified in such Schedule will, when obtained as of the Closing, conform in all material respects to, and otherwise satisfy in all material respects, all Applicable Laws; and

(iii)   except as specifically identified on Schedule 3.4 hereto, does not and will not result in a breach of, constitute a default under, accelerate any obligation under, or give rise to a right of termination of, any agreement, contract, instrument, mortgage, lien, lease, permit, authorization, order, writ, judgment, injunction, decree, determination or arbitration award to which the Company, any of its Subsidiaries or any of the Mutual Funds is a party or by which the property of the Company, any of its Subsidiaries or any of the Mutual Funds is bound or affected, or result in the creation or imposition of any mortgage, pledge, lien, security interest or other charge or encumbrance on (A) any of assets of the Company, any of its Subsidiaries or any of the Mutual Funds or (B) any Person's interest in the Company, any of its Subsidiaries or any of the Mutual Funds.

Section 3.5.   Real and Personal Property.

(a)   Neither the Company nor any of its Subsidiaries owns, or has at any time, owned, directly or indirectly, any interest in real property. All of the real property leased by the Company and its Subsidiaries is identified on Schedule 3.5(a) (the "Leased Real Property"). All leases with respect to the Leased Real Property are identified on Schedule 3.5(a) (the "Leases"), and true and complete copies thereof have been delivered to Buyer. Each of the Leases has been duly authorized and executed by the parties thereto and is in full force and effect. Neither the Company nor any of its Subsidiaries is in default under any of the Leases, and no event has occurred that, with notice or the passage of time, or both, would give rise to such a default. To the Company's knowledge, none of the other parties to any of the Leases is in default thereunder and there is no event that, with notice or the passage of time, or both, would give rise to such a default. The Company is not aware of any reason why any Lease would be terminated other than upon the expiration of the current term described therein. There is no pending or, to the Company's knowledge, contemplated or threatened condemnation of any of the Leased Real Property or any part thereof. Except as set forth on Schedule 3.5(a), to the Company's knowledge, none of the Leased Real Property, the buildings, structures, facilities, fixtures or other improvements thereon, or the use thereof, contravenes or violates the terms of any Lease or any material building, zoning, fire protection, administrative, occupational safety and health or other applicable law, rule or regulation.

(b)　　Except as set forth on Schedule 3.5(b), the Company and its Subsidiaries own good and marketable title to, or, in the case of leased property or assets, have valid leasehold interest in, all of the property and assets reflected in the Base Balance Sheet (as defined in Section 3.7(c)) or acquired after the Balance Sheet Date (as defined in Section 3.7(c)), in each case free and clear of all Encumbrances other than Permitted Encumbrances. There are no developments affecting any such property or assets pending or, to the knowledge of the Company threatened, that might materially detract from the value, materially interfere with any present or intended use or materially adversely affect the marketability of any such property or assets. Except as disclosed on Schedule 3.5(b), the property, assets and rights owned by the Company and its Subsidiaries constitute all of the property, assets and rights used or held for use in connection with the businesses of the Company and its Subsidiaries and are sufficient to conduct those businesses as currently conducted and as planned to be conducted following the Closing.

Section 3.6.　　Clients and Client Accounts.

(a)　　Schedule 3.6(a) is a list as of the Base Date of all Client Accounts and all Mutual Funds, setting forth with respect to each Client Account or Mutual Fund, as the case may be:

(i)　　(A) in the case of a Client Account, the name of each Client that is (x) a Shareholder or a director, officer or employee of the Company or any of its Subsidiaries, (y) an Immediate Family member or Affiliate of any of the Persons described in clause (x), or (z) a trust or collective investment vehicle in which any of the Persons described in clause (x) or (y) is a holder of a beneficial interest (any of those Persons described in clause (x), (y) or (z), a "Related Person"), and (B) in the case of the Mutual Funds, the name of the Mutual Fund and any Related Person who had an investment in the Mutual Fund as of the Base Date;

(ii)　　the state (or, if the Client is not a U.S. citizen, the country) of which the Client is a citizen or resident (in the case of individuals) or domiciled (in the case of entities);

(iii)   the Base Date Account Value, Applicable Rate and Annual Investment Advisory Revenue for that Client Account or Mutual Fund.

(b)   Each Client (other than the Mutual Funds, which have entered into advisory agreements with the Company that are listed on Schedule 3.18(b)) has entered into an Advisory Contract with the Company with respect to each Client Account owned by such Client in each case containing the terms and conditions of one of the forms of agreement attached as Exhibit 3.6. All Client Account assets which are subject to Advisory Contracts are managed by one of the fifteen Managers listed on Schedule 3.6(a) hereto. As of the date hereof, except as set forth in Schedule 3.6(b) and expressly described thereon, there are no contracts, agreements, arrangements or understandings pursuant to which the Company, any of its Subsidiaries, or any of their respective officers, employees, or other representatives including the Principals has undertaken or agreed to cap, waive, offset, reimburse or otherwise reduce any or all fees or charges payable by or with respect to any of the Clients or pursuant to any Advisory Contract. As of the date hereof, except as set forth in Schedule 3.6(b), no Client or, in the case of the Mutual Funds, any underlying shareholder therein, as applicable, has notified or otherwise communicated to the Company or any of the Principals regarding an intention to terminate or reduce its business relationship with the Company, or adjust the fee schedule with respect to any Advisory Contract in a manner that would reduce the fees of the Company or any of its Subsidiaries in connection with such Client relationship.

(c)   Except for the Advisory Contracts between the Company and the Mutual Funds, none of the Advisory Contracts will terminate according to its terms or as a result of any provisions of Applicable Law in connection with the transactions contemplated by this Agreement.

(d)   Neither the Company nor any of its Subsidiaries has any clients or customers with respect to which fees payable to the Company or any of its Subsidiaries are based on performance or otherwise provide for compensation on the basis of a share of capital gains or appreciation in respect of the funds (or any portion thereof) of any client or customer.

(e)   Except as disclosed in Schedule 3.6(e), the Company does not provide Investment Management Services through (i) any issuer or other Person that is an investment company (within the meaning of the Investment Company Act), (ii) any issuer or other Person that would be an investment company (within the meaning of the Investment Company Act) but for the exemptions contained in the Investment Company Act, or (iii) any issuer or other Person that is not required to be registered under the laws of the appropriate securities regulatory authority in the jurisdiction in which the issuer or other Person is domiciled (other than the United States), that is or holds itself out as engaged primarily in the business of investing or trading in securities.

(f)   No circumstances exist regarding the relationship between the Company and any of its Subsidiaries, on the one hand, and any of their respective clients or customers, on the other hand, that has had or could reasonably be expected to have a Material Adverse Effect. To the knowledge of the Company, there is no client or customer of the Company or its Subsidiaries or Insurance Client whose investment or other activities, reputation or credit history would reasonably be expected to cause the Buyer or any of its Affiliates any damages or impair the public reputation and standing of the Buyer or any of its Affiliates.

(g)   Except as set forth in Schedule 3.6(g), no exemptive orders, "no-action" letters or similar exemptions or regulatory relief have been obtained, or are any requests pending therefor, by or with respect to the Company, its Subsidiaries or any Principals or any officer, director, partner or employee of the Company or its Subsidiaries, in connection with the business of the Company or any of its Subsidiaries, or with respect to any client or customer of the Company or its Subsidiaries in connection with the provision of Investment Management Services to such client or customer by the Company or its Subsidiaries.

Section 3.7.   Financial Statements.

(a)   The Company has delivered to the Buyer the following financial statements, copies of which are attached as Schedule 3.7(a):

(i)   audited consolidated balance sheets of the Company and its Subsidiaries at February 28, 2002, February 28, 2003 and February 29, 2004, and audited consolidated statements of income and shareholders' equity and cash flows for each of the three years then ended, in each case together with the audit reports thereon of the Company's independent certified public accountants; and

(ii)   an unaudited consolidated balance sheet of the Company and its Subsidiaries at December 31, 2004, and unaudited consolidated statements of income and shareholders' equity and cash flows for the ten month period then ended, in each case certified by the Company's treasurer;

(iii)   unaudited balance sheets of Park at February 28, 2002, February 28, 2003 and February 29, 2004, and unaudited statements of income and shareholders' equity and cash flows for each of the three years then ended, and the unaudited balance sheet of Park at December 31, 2004;

(b)   The financial statements set forth in Schedule 3.7(a) present fairly the financial condition of the Company, Park and its Subsidiaries at the dates of those financial statements and the results of its operations for the periods covered thereby in accordance with GAAP using the accrual method of accounting, applied consistently during the periods covered thereby (except that the Company's and Park's unaudited financial statements do not include footnote disclosure and are subject to normal year-end audit adjustments that are not in the aggregate material).

(c)   The unaudited consolidated balance sheet of the Company at December 31, 2004 (the "Balance Sheet Date") (including any notes thereto) is referred to hereinafter as the "Base Balance Sheet". As of the Balance Sheet Date, the Company and its Subsidiaries did not have any liabilities of any nature, whether accrued, absolute, contingent or otherwise, asserted or unasserted, known or unknown (including, without limitation, liabilities as guarantor or otherwise with respect to obligations of others, liabilities for Taxes due or then accrued or to become due, or contingent or potential liabilities relating to activities of the

Company and its Subsidiaries or the conduct of their respective businesses prior to Balance Sheet Date regardless of whether claims in respect thereof had been asserted as of such date) except (i) liabilities stated or adequately reserved against on the Base Balance Sheet, (ii) liabilities specified in Schedule 3.7(c), (iii) liabilities incurred after the Balance Sheet Date in the ordinary course of business of consistent with past practice that, individually or in the aggregate, are not material to the Company and the Subsidiaries, taken as a whole, and (iv) liabilities for Taxes incurred after the Balance Sheet Date in the ordinary course of business consistent with past practice.

Section 3.8. Taxes.

(a) The Company and each of its Subsidiaries have paid or caused to be paid all federal, provincial, territorial, state, municipal, local, foreign or other taxes, imposts, rates, levies, assessments and other charges including, without limitation, all income, franchise, gains, capital, real property, goods and services, transfer, value added, gross receipts, windfall profits, severance, ad valorem, personal property, production, sales, use, license, stamp, documentary stamp, mortgage recording, excise, employment, payroll, social security, unemployment, disability, estimated or withholding taxes, and all customs and import duties, together with any interest, additions, fines or penalties with respect thereto or in respect of any failure to comply with any requirement regarding Tax Returns and any interest in respect of such additions, fines or penalties (collectively, "Taxes"), required to have been paid by any of them through the date hereof.

(b) The Company and each of its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party.

(c) The Company and each of its Subsidiaries have, in accordance with Applicable Law, filed all federal, state, material local and foreign Tax Returns required to be filed by it. All such Tax Returns were correct and complete in all respects (including, without limitation, after having taken into account its payroll, property or receipts, and other factors used in any state's apportionment or allocation formula). A list of all federal, state, local and foreign income Tax Returns filed with respect to the Company and its Subsidiaries for taxable periods ended on or after February 28, 1999, is set forth in Schedule 3.8 (c), and Schedule 3.8(c) indicates those Tax Returns that have been audited or currently are the subject of an audit. For each taxable period of the Company and its Subsidiaries ended on or after February 28, 1999, the Company delivered to the Buyer correct and complete copies of all federal, state, local and foreign income Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by the Company and any of its Subsidiaries.

(d) Neither the IRS nor any other Governmental Authority is now asserting or, to the Company's knowledge, threatening to assert against the Company or any of its Subsidiaries any deficiency or claim for additional Taxes. No claim has ever been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file reports and returns that the Company or one or more of its Subsidiaries is or may be subject to taxation by that jurisdiction. There are no Encumbrances on any of the assets of the Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any

Taxes. Neither the Company nor any of its Subsidiaries has ever entered into a closing agreement pursuant to Section 7121 of the Code.

(e)   There has not been any audit of any Tax Return filed by the Company or any of its Subsidiaries, no such audit is in progress, and neither the Company nor any of its Subsidiaries has been notified by any Tax Authority that any such audit is contemplated or pending. Except as set forth in Schedule 3.8(e), no extension of time with respect to any date on which a Tax Return was or is to be filed by the Company or any of its Subsidiaries is in force, and no waiver or agreement by the Company or any of its Subsidiaries is in force for the extension of time for the assessment or payment of any Taxes.

(f)   Neither the Company nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of any "excess parachute payment" within the meaning of Code Section 280G (or any corresponding provision of state, local or foreign Tax law). Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code §897(c)(1)(A)(ii). Each of the Company and its Subsidiaries have disclosed on their federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662. Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax allocation or sharing agreement. Neither the Company nor any of its Subsidiaries (i) has been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (ii) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(g)   Schedule 3.8(g) sets forth the following information with respect to each of the Company and its Subsidiaries (or, in the case of clause (ii) below, with respect to each of the Company's Subsidiaries) as of the most recent practicable date (as well as on an estimated pro forma basis as of the Closing giving effect to the consummation of the transactions contemplated hereby): (i) the basis of the Company or its Subsidiary in its assets; (ii) the basis of the Principals in the Shares and the basis of the Company in the shares of stock of each Subsidiary (or the amount of any excess loss account); (iii) the amount of any net operating loss, net capital loss, unused investment or other credit, unused foreign tax, or excess charitable contribution allocable to the Company or any of its Subsidiaries; and (iv) the amount of any deferred gain or loss allocable to the Company or any of its Subsidiary arising out of any intercompany transaction.

(h)   The unpaid Taxes of the Company and its Subsidiaries (A) did not, as of the Balance Sheet Date, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Base Balance Sheet (rather than in any notes thereto) and (B) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries in filing their Tax Returns. Since the date of the Base Balance Sheet, neither the Company nor any of its Subsidiaries has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

(i)   Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i)   change in method of accounting for a taxable period ending on or prior to the Closing Date;

(ii)   "closing agreement" as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date;

(iii)   intercompany transaction or excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign income Tax law);

(iv)   installment sale or open transaction disposition made on or prior to the Closing Date; or

(v)   prepaid amount received on or prior to the Closing Date.

(j)   Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(k)   The payroll, property, receipts of Company and its Subsidiaries or other factors used in a particular state's apportionment or allocation formula results or has resulted in apportionment or allocation of business income to no state or jurisdiction other than Massachusetts, and neither the Company nor any of its Subsidiaries has non-business income that is or was allocated, apportioned or otherwise sourced to any state or jurisdiction other than Massachusetts.

(l)   The Company and its Subsidiaries employ the accrual method as their overall accounting method for calculating income and deductions.

Section 3.9.   Collectibility of Accounts Receivable. All of the accounts receivable of the Company and its Subsidiaries shown or reflected on the Base Balance Sheet or arising after the Balance Sheet Date (less the reserve for bad debts set forth on the Base Balance Sheet as adjusted since such date as set forth on Schedule 3.9), were generated by the Company and its Subsidiaries in good faith and, to the extent outstanding on the Closing Date and included in the computation of the working capital in the certificate delivered to the Buyer at Closing under Section 8.1(h) hereof, are valid and enforceable claims, fully collectible and subject to no set off or counterclaim. Except as disclosed on Schedule 3.9, the Company and its Subsidiaries have no accounts or loans receivable from any Person that is affiliated with the Company or any of its

Subsidiaries or from any director, officer, partner, manager, member or employee of the Company or any of its Subsidiaries.

Section 3.10.   Absence of Certain Changes. Except as disclosed in Schedule 3.10, since the Balance Sheet Date there has not been:

(a)   any change in the condition (financial or otherwise), properties, assets, liabilities, business or operations of the Company and its Subsidiaries, taken as a whole, that individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect;

(b)   any amendment, modification, waiver or termination or, to the knowledge of the Company, proposed or threatened amendment, modification, waiver or termination, whether written or oral, of any Advisory Contract listed in Schedule 3.6(a), including any amendment, waiver or modification involving or relating to the fees chargeable under any of those agreements;

(c)   Any obligation or liability of any nature, whether accrued, absolute, contingent or otherwise, asserted or unasserted, known or unknown, including, without limitation, (i) liabilities for Taxes due or to become due, (ii) contingent or potential liabilities relating to services provided by the Company or any of its Subsidiaries or the conduct of the business of the Company or any of its Subsidiaries since the Balance Sheet Date regardless of whether claims in respect thereof have been asserted or (iii) contingent liabilities incurred by the Company or its Subsidiaries as guarantor or otherwise with respect to the obligations of the Company or any of its Subsidiaries or others, incurred by the Company or its Subsidiaries, other than obligations and liabilities incurred in the ordinary course of business consistent with past practices (it being understood that liability claims in respect of services provided shall not be deemed to be incurred in the ordinary course of business);

(d)   any Encumbrances on any of the properties or assets of the Company, any of its Subsidiaries or any of the Mutual Funds, other than Permitted Encumbrances;

(e)   any cancellation of any material debt or claim owing to, or waiver of any material right of, the Company, any of its Subsidiaries or any of the Mutual Funds;

(f)   any purchase, sale or other disposition, or any agreement or other arrangement for the purchase, sale or other disposition, of any of the properties or assets of the Company, any of its Subsidiaries or any of the Mutual Funds, other than in the ordinary course of business consistent with past practices;

(g)   any material amount of damage, destruction or loss, whether or not covered by insurance, to the properties, assets or business of the Company, any of its Subsidiaries or any of the Mutual Funds;

(h)   any declaration, setting aside or payment of any dividend or distribution by the Company, or the making of any other distribution in respect of any Company Securities, or any direct or indirect redemption, purchase or other acquisition by the Company of any Company Securities;

(i)   any labor trouble or claim of unfair labor practices involving the Company or any of its Subsidiaries or change in the compensation payable or to become payable by the Company, any of its Subsidiaries or any of the Mutual Funds to any of its officers, employees, agents or independent contractors other than normal merit increases in accordance with its usual practices, or any bonus payment or arrangement made to or with any of such officers, employees, agents or independent contractors;

(j)   any change in the identities, officers, duties or compensation of the officers or management of the Company, any of its Subsidiaries or any of the Mutual Funds;

(k)   any payment or discharge of a material lien or liability of the Company, any of its Subsidiaries or any of the Mutual Funds, other than in the ordinary course of business consistent with past practices;

(l)   any obligation or liability incurred by the Company, any of its Subsidiaries or any of the Mutual Funds to any of its officers, directors, members, managers, shareholders or employees, or any loans or advances made by the Company or any of its Subsidiaries to any of its officers, directors, managers, members, shareholders or employees, except normal compensation and expense allowances payable to officers or employees in the ordinary course of business consistent with past practices;

(m)   any change in accounting methods or practices, pricing, billing or collection practices or policies, or payment practices or polices used by the Company, any of its Subsidiaries or any of the Mutual Funds;

(n)   any other material transaction entered into by the Company, any of its Subsidiaries or any of the Mutual Funds not in the ordinary course of business consistent with past practices; or

(o)   any agreement or understanding, whether in writing or otherwise, for the Company, any of its Subsidiaries or any of the Mutual Funds to take any of the actions specified in paragraphs (a) through (n) above.

Section 3.11.   Ordinary Course. Since Balance Sheet Date, other than with respect to transactions specifically contemplated by this Agreement, the Company, its Subsidiaries and the Mutual Funds have conducted their respective businesses only in the ordinary course and consistent with past practices.

Section 3.12.   Banking Relations. All of the arrangements that the Company, its Subsidiaries and the Mutual Funds have with any banking institution are, in all material aspects, completely and accurately described and summarized in Schedule 3.12, indicating with respect to each of the arrangements the type of arrangement maintained (such as checking account, borrowing arrangements, etc.) and the Persons authorized in respect thereof.

Section 3.13.   Intellectual Property.

(a)   Except for the Licensed Intellectual Property (as defined in Section 3.13(c)), the Company and its Subsidiaries have exclusive ownership of, or exclusive license to use, all material Intellectual Property used in the businesses of the Company and its Subsidiaries as presently conducted. All of the rights of the Company and its Subsidiaries in such Intellectual Property are freely transferable. There are no claims or demands of any other Person pertaining to any of that Intellectual Property and no proceedings have been instituted, are pending or, to the Company's knowledge, threatened, that challenge the rights of the Company or any of its Subsidiaries in respect thereof. The Company and its Subsidiaries have the right to use, free and clear of any claims or rights of any other Person, all customer lists (subject to applicable confidentiality restrictions), investment or other processes, computer software, systems, data compilations, research results and other similar information used in the businesses of the Company and its Subsidiaries as presently conducted.

(b)   All patents, patent applications, trademarks, trademark applications and registrations and registered copyrights and all other items of material Intellectual Property that are owned by or licensed to the Company or any of its Subsidiaries or used by the Company or any of its Subsidiaries in the businesses of the Company and its Subsidiaries as presently conducted are listed in Schedule 3.13(b). All of such patents, patent applications, trademark registrations, trademark applications and registered copyrights have been duly registered in, filed in or issued by the United States Patent and Trademark Office, the United States Register of Copyrights, or the corresponding offices of other jurisdictions as identified on Schedule 3.13(b), and have been properly maintained and renewed in accordance with all applicable provisions of law and administrative regulations of the United States and each of those other jurisdictions.

(c)   All licenses or other agreements under which the Company or any of its Subsidiaries are granted rights in items of Intellectual Property that are material to the business or operations of the Company or any of its Subsidiaries are listed in Schedule 3.13(c) (the "Licensed Intellectual Property"). All of those licenses or other agreements are in full force and effect, and there is no default under any of those licenses and agreements by the Company or any of its Subsidiaries or, to the Company's knowledge, any other party thereto, and, except as set forth on Schedule 3.13(c), all of the rights of the Company or any of its applicable Subsidiaries thereunder are freely assignable. The consummation of the transactions contemplated by this Agreement will not materially alter or impact the unrestricted right of the Company or its Subsidiaries to use the Intellectual Property thereunder free and clear of claims or other rights of any Person (other than the claims of a licensor under a licensing or similar agreement disclosed on Schedule 3.13(c)). To the knowledge of the Company, the licensors under those licenses and other agreements have and had all requisite power and authority to grant the rights purported to be conferred thereby. True and complete copies of all those licenses and other agreements, and any amendments thereto, have been provided to the Buyer.

(d)   Neither the Company nor any of its Subsidiaries has granted rights to any Person in Intellectual Property owned or licensed by the Company or any of its Subsidiaries.

(e)   The Company and its Subsidiaries have taken all commercially reasonable steps required in accordance with sound business practices to establish and preserve its ownership and other rights in all Intellectual Property. Except as set forth in Schedule 3.13(e) hereto, the Company and its Subsidiaries have required all Persons having access to valuable proprietary or non-public information of the Company and its Subsidiaries to execute agreements under which those Persons are required to maintain the confidentiality of all proprietary or non-public information of the Company and its Subsidiaries. The Company and its Subsidiaries have not made any of that information available to any Person other than employees of the Company and its Subsidiaries except pursuant to written agreements requiring the recipients to maintain the confidentiality of the information.. The Company has no knowledge of any infringement by other Persons of any Intellectual Property rights of the Company and its Subsidiaries.

(f)   To the Company's knowledge, the present business, activities and products of the Company, its Subsidiaries and the Mutual Funds and those presently contemplated by the Company do not infringe any rights of any other Person in Intellectual Property. No proceeding charging the Company, any of its Subsidiaries or any of the Mutual Funds with infringement of any Intellectual Property of any other Person has been filed or, to the knowledge of the Company, is threatened to be filed. To the knowledge of the Company, none of the Company, its Subsidiaries or the Mutual Funds is making unauthorized use of any confidential information or trade secrets of any Person, including without limitation, any former employer of any past or present employee of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any of the Company's or any of its Subsidiaries' employees have any agreements or arrangements with any Persons other than the Company and its Subsidiaries related to confidential information or trade secrets of such Persons or restricting any such employee's ability to engage in business activities of any nature.

Section 3.14.   Contracts. Except for contracts, commitments, plans, agreements and licenses expressly contemplated hereby or identified in Schedule 3.14 or in Schedule 3.5(a), Schedule 3.6(a), Schedules 3.13(b) or (c), Schedules 3.18(b) or (c) or Schedule 3.23(c) (true and complete copies of which have been delivered to the Buyer), none of the Company, any of its Subsidiaries or any of the Mutual Funds is a party to or subject to:

(a)   any Advisory Contract or any other contract for the provision of Investment Management Services or other similar or related services;

(b)   any plan or contract providing for bonuses, pensions, options, stock (or beneficial interest) purchases (or other securities or phantom equity purchases), deferred compensation, retirement payments, profit sharing, or the like;

(c)   any employment arrangement or other employment contract or contract for services that is not terminable at will by the Company or one of its Subsidiaries or a Mutual Fund without liability for any penalty or severance payment (except for regular payments in arrears for services rendered under contracts that require payment for services rendered to the date of such termination);

(d)   any contract or agreement for the purchase of any assets, material or equipment, except purchase orders in the ordinary course of business consistent with past practice for less than $50,000 in the aggregate;

(e)   any other contracts or agreements creating any obligations of the Company, any of its Subsidiaries or any of the Mutual Funds of $50,000 or more with respect to any such contract or agreement;

(f)   any contract or agreement not made in the ordinary course of business;

(g)   any contract with any solicitor or sales agent;

(h)   any contract limiting the freedom of the Company, any of its Subsidiaries or any of the Mutual Funds or any of the Principals (or their Affiliates) to compete in any line of business or with any Person;

(i)   any license agreement;

(j)   any agreement providing for the borrowing or lending of money, and none of the Company, any of its Subsidiaries or any of the Mutual Funds has any obligations: (i) for borrowed money, (ii) evidenced by bonds, debentures, notes or similar instruments, (iii) to pay the deferred purchase price of property or services, (iv) under leases that would, in accordance with GAAP, appear on the balance sheet of the lessee as a liability, (v) secured by an Encumbrance, (vi) in respect of letters of credit, or bankers acceptances, contingent or otherwise, or (vii) in respect of any guaranty or endorsement or other obligations to be liable for the debts of another person or entity; or

(k)   any other material contract or agreement to which the Company, any of its Subsidiaries or any of the Mutual Funds is a party or by which it is bound.

Each of the contracts described in Schedule 3.5(a), Schedule 3.6(a), Schedules 3.13(b) and (c), Schedule 3.14, Schedules 3.18(b) or (c) or Schedule 3.23(c) is a valid and binding obligation of the Company, a Subsidiary of the Company or one of the Mutual Funds, is in full force and effect and is enforceable in accordance with its respective terms, and there is not, under any such contract, an existing material breach by the Company, any of its Subsidiaries or any of the Mutual Funds or, to the knowledge of the Company, any other party thereto or any event that, with the giving of notice or the lapse of time or both, would become such a breach by the Company, any of its Subsidiaries or any of the Mutual Funds or, to the knowledge of the Company, any other party thereto. The Company and its Subsidiaries have at all times been in compliance with the guidelines and restrictions set forth in any contract described in Schedule 3.6(a), including, without limitation, any limitation set forth in the applicable prospectus, offering memorandum or marketing material for a collective investment vehicle or governing documents for any Client. Each contract listed on Schedule 3.6(a) will remain valid and effective following the Closing in accordance with its respective terms if a Client Consent is obtained in respect of the contract prior to the Closing.

Section 3.15.   Litigation. Except as set forth in Schedule 3.15, there is no litigation or legal or other action, suit, proceeding or, to the knowledge of the Company, investigation, at law or in equity, before any Governmental Authority, (a) in which the Company, any of its Subsidiaries, any Principal, any officer, director, manager, member, partner or employee of the Company or any of its Subsidiaries is engaged, or, to the knowledge of the Company, with which any of them is threatened, in connection with the business, affairs, properties or assets of the Company or any of its Subsidiaries, (b) that seeks damages from any Person identified in the preceding clause (a) in connection with the transactions contemplated by this Agreement, or (c) that (individually or in the aggregate) might call into question the validity or hinder the enforceability or performance of this Agreement, or any of the other agreements, documents and instruments contemplated hereby and the transactions contemplated hereby and thereby. There are no proceedings pending, or to the knowledge of the Company, threatened, relating to the termination of, or limitation of, the rights of the Company or any of its Subsidiaries regarding any of their respective registrations under the Advisers Act, as an investment adviser, or any similar or related rights any registrations or qualifications with various states or other jurisdictions, or under any other Applicable Laws.

Section 3.16.   Compliance with Laws.

(a)   The Company and its Subsidiaries are, and at all times have been, in compliance in all material respects with all Applicable Laws including (i) the Advisers Act, the USA Patriot Act, the Commodity Exchange Act, ERISA, the Exchange Act, the Investment Company Act, and the Securities Act and the regulations promulgated under each of them, (ii) the rules and regulations of self-regulatory organizations including, the NASD and each applicable exchange (as defined under the Exchange Act), (iii) the privacy and security provisions of the Gramm-Leach-Bliley Act of 1999 and (iv) and all other foreign, federal or state securities laws and regulations applicable to the business or affairs or properties or assets of the Company and any of its Subsidiaries.

(b)   Neither the Company, any Subsidiary or any Principal nor, to the knowledge of the Company, any officer, director, shareholder, manager, member, partner or employee of the Company or any of its Subsidiaries, is in default with respect to any judgment, order, writ, injunction, decree, demand or assessment issued by any court or any other Governmental Authority relating to any aspect of the business or affairs or properties or assets of the Company or any of its Subsidiaries or that could give rise to an affirmative answer to any of the questions in Item 11, Part I of Form ADV.

(c)   Neither the Company or any of its Subsidiaries nor any of the Principals is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any supervisory letter from or has adopted any resolutions at the request of, any self-regulatory organization or other Governmental Authority, that restricts the conduct of the business of any of the Company, its Subsidiaries or the Principals or that in any manner is related to the business of any of the Company, the Subsidiaries, or the Principals, and the knowledge of the Company, none of those Persons is threatened with the imposition or receipt of any of the foregoing.

(d)   Neither the Company, any of its Subsidiaries or any Principal nor, any officer, director, manager, member, partner or employee of the Company or any of its Subsidiaries, nor, to the knowledge of the Company, any Other Shareholder is charged or, to the knowledge of the Company, threatened with, or under investigation with respect to, any violation of any provision of any Applicable Laws, including any violation that could give rise to an affirmative answer to any of the questions in Item 11, Part I of Form ADV.

Section 3.17.   Business; Registrations.

(a)   The Company has, since February 11, 1983 been engaged solely in the business of providing Investment Management Services.

(b)   The Company has at all times since February 11, 1983 been duly registered as an investment adviser under the Advisers Act. The Company is duly registered, licensed and qualified as an investment adviser or has provided notice of operation as, an investment adviser in all jurisdictions where such registration, licensing, qualification or notice is required in order to conduct their business and where the failure to be so registered, licensed or qualified or to have provided notice could reasonably be expected to have a Material Adverse Effect. The Company and its Subsidiaries are in compliance with all foreign, federal and state laws requiring registration, licensing, qualification or notice of operation as, an investment adviser and have currently effective notice filings in each of the jurisdictions listed in Schedule 3.17(b). The Company has delivered to the Buyer, true and complete copies of the most recent Forms ADV of the Company as amended to date, and has made available copies of all foreign and state registration forms, in each case as amended to date. The information contained in such forms was true and complete at the time of filing and the Company has made all amendments to such forms as are required under any Applicable Law. At all times in connection with its federal registration as an investment adviser, the Company has maintained, and currently maintains, a Form ADV that complies in all material respects with Applicable Law. At no point during this period has the Company's Form ADV (including its current Form ADV) included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were or are made, not misleading.

(c)   The Company, its Subsidiaries and their respective personnel validly possess all Permits required from foreign, federal, state or local authorities in order for them to conduct the businesses presently conducted by the Company and its Subsidiaries in the manner presently conducted. Neither the Company or any of its Subsidiaries nor any of their respective personnel is subject to any material limitation imposed in connection with one or more of the Permits.

(d)   WSC is and has, since October 10, 1984 been a member in good standing of the NASD and duly registered as a broker-dealer under the Exchange Act, and is and has, since September 9, 2002, been registered and a member in good standing of the MSRB. WSC is duly registered, licensed and qualified as a broker-dealer in all jurisdictions where such registration, licensing or qualification is required in order to conduct its business and where the failure to be so registered, licensed or qualified could have a Material Adverse Effect. WSC and its employees do not hold any registrations, memberships or similar membership privileges with any national securities exchange, board of trade, commodities exchange, clearing corporation or association, securities dealers association or similar institutions other than the NASD and MSRB, and neither the Company nor any of its Subsidiaries other than WSC holds any registrations, memberships or similar membership privileges with any national securities exchange, board of trade, commodities exchange, clearing corporation or association, securities dealers association or similar institutions. The Company has delivered to the Buyer a true and complete copy of each agreement with respect to such registration, membership or privileges and each such agreement is a valid and binding agreement of WSC, enforceable in accordance with its terms. WSC is in compliance in all material respects with all Applicable Laws requiring registration, licensing or qualification as a broker-dealer, including without limitation all net capital requirements, and has currently effective notice filings in each of the jurisdictions listed in Schedule 3.17(b).

(e)   The Company has delivered to the Buyer or its representatives, true and complete copies of WSC's most recent Form BD, as amended to date, and has made available copies of all foreign and state registration forms, likewise as amended to date. The information contained in such forms was true and complete in all material respects at the time of filing and WSC has made all amendments of a material nature to such forms as are required under any Applicable Laws. The information contained in WSC's most recent Form BD, as amended to date, is true and complete in all material respects.

(f)   Schedule 3.17(f) contains a complete list of (i) each Person who is, or who is required to be, registered in connection with the business of the Mutual Funds, the Real Estate Partnerships, the Company or any of its Subsidiaries as an investment adviser representative within the meaning of the Advisers Act, an associated person within the meaning of the Exchange Act, or an insurance agent under other Applicable Laws, (ii) all Permits required from any Governmental Authority to be held by such Persons in connection with either the Investment Management Services or Brokerage Services rendered by the Company or any of its Subsidiaries to or on behalf of the Mutual Funds or the Real Estate Partnerships, or solicitation of broker-dealers, banks and other institutions for the purpose of distributing Mutual Fund or the Real Estate Partnerships, and (iii) all professional licenses and registrations required to be held by such Persons in connection with such Investment Management Services or Brokerage Services.

(g)   Neither the Company or any of its Subsidiaries nor, to the knowledge of the Company, any Person "associated" (as defined under both the Investment Company Act and the Advisers Act) with the Company or any of its Subsidiaries, has been convicted of any crime or is or has engaged in any conduct that would be a basis for (i) denying, suspending or revoking registration of any investment adviser under the Advisers Act, or ineligibility to serve as an associated person of any investment adviser, (ii) being ineligible to serve as an investment adviser (or in any other capacity contemplated by the Investment Company Act) to a registered investment company pursuant to the Investment Company Act or (iii) being ineligible to serve as a broker-dealer or an associated person of a broker-dealer pursuant to Section 15(b) of the Exchange Act, and to the knowledge of the Company, there is no proceeding or investigation that is reasonably likely to become the basis for any such ineligibility, disqualification, denial, suspension or revocation.

(h)   Neither the Company nor any of its Subsidiaries is a "commodity pool operator" or "commodity trading adviser" within the meaning of the Commodity Exchange Act. Neither the Company or any of its Subsidiaries nor any of its officers or employees is required to be registered as a commodity trading adviser, a commodity pool operator, a futures commission merchant, an associated person, a counseling officer, a sales person or in any similar capacity with the SEC, the Commodity Futures Trading Commission, the National Futures Association or the securities commission of any state or any self-regulatory organization. No Person other than a full-time employee of the Company or one of its Subsidiaries renders Investment Management

Services to or on behalf of, or solicits Persons with respect to, the provision of Investment Management Services by, the Company and its Subsidiaries.

(i)   The only place of business (within the meaning of Rule 203A-3(b) under the Advisers Act) of the Company and its Subsidiaries is located at 40 William Street, Wellesley, Massachusetts 02481.

Section 3.18.   Mutual Funds.

(a)   Each Mutual Fund is duly organized, validly existing and in good standing in the jurisdiction in which it is organized and has all requisite power and authority to conduct its business in the manner and in the places where its business is currently conducted. Each Mutual Fund is and has been, since its inception, engaged solely in the investment company business.

(b)   Schedule 3.18(b) describes each of the investment advisory agreements, distribution or underwriting contracts, plans adopted pursuant to Rule 12b-1 under the Investment Company Act, arrangements for the payment of service fees (as such term is defined in Rule 2830 of the NASD Conduct Rules), administrative services agreements, custodian agreements and other agreements and contracts (other than agreements and contracts entered into by the Mutual Funds in the ordinary course of business in connection with the making of investments) (collectively, the "Fund Agreements") pertaining to any of the Funds, all of which are in full force and effect. As to each Mutual Fund, there is in effect an investment advisory agreement and a distribution agreement. Each Fund Agreement pursuant to which the Company or WSC has, or may have, received compensation with respect to its activities in connection with any of the Mutual Funds was duly approved in the manner and to the extent required under the applicable provisions of the Investment Company Act.

(c)   Schedule 3.18(c) sets forth (i) a listing of all contracts pursuant to which the Company or any of its Subsidiaries or any other party provides Investment Management Services or administration, accounting, distribution or other services to a Mutual Fund on the date of this Agreement, copies of which have previously been provided to the Buyer, and (ii) the most recent date on which each such contract was approved, renewed or continued in accordance with Section 15 of the Investment Company Act. Each such contract, and any subsequent renewal thereof, has been duly approved, authorized, executed and delivered by each party thereto and, to the extent applicable, has been adopted in compliance with Section 15 of the Investment Company Act and is a valid and binding agreement of each such party, enforceable against the applicable Mutual Fund accordance with its terms (subject to bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors' rights generally and to general equity principles), and each such party is in material compliance with the terms of each investment advisory contract and other contract to which it is a party, is not currently in material default under any of the terms of any such investment advisory contract or other contract; no event has occurred or condition exists that with notice or the passage of time would constitute such a default, and each such investment advisory contract or other contract is in full force and effect. Except as set forth in Schedule 3.18(c), no such contract, or any other arrangement or understanding relating to a Mutual Fund, contains any undertaking or proposal by the Seller to (A) cap fees or to reimburse any or all fees or expenses of a Mutual Fund or (B) assume or pay any liabilities or obligations of a Mutual Fund, and except as set forth in Schedule 3.18(c), the

Company and its Subsidiaries have no such obligations. Except as set forth in Schedule 3.18(c), no Mutual Fund has expressed an intention to the Company or any of its Subsidiaries to terminate or reduce its relationship with any of them, or adjust the fee schedule, fee caps, waivers or expense limitations or undertakings with respect to any contract in any manner.

(d)   Schedule 3.18(d) lists all plans of distribution relating to any currently outstanding shares of the Mutual Funds and adopted in accordance with Rule 12b-1 (the "Rule 12b-1 Plans") under the Investment Company Act and all agreements related thereto. True and complete copies of the Rule 12b-1 Plans and related agreements have previously been provided to the Buyer. All of the Rule 12b-1 Plans and any related agreements have been adopted (and the Rule 12b-1 Plan have from time to time been renewed) in accordance with the provisions of Rule 12b-1 under the Investment Company Act and are all currently in full force and effect.

(e)   Since the date of its respective most recent audited financial statements, each Mutual Fund has had and now has all material permits, licenses, certificates of authority, orders and approvals of, and has made all material filings, applications and registrations with, any Governmental Authorities that are required under Applicable Law in order to permit each such Mutual Fund to carry on its respective business as presently conducted, and all such permits, licenses, certificates of authority, registrations, orders and approvals are in full force and effect. There are no proceedings pending or, to the knowledge of the Company, threatened, and, to the knowledge of the Company, no event has occurred or condition exists that is reasonably likely to form the basis for any proceeding, that is reasonably likely to result in the revocation, cancellation or suspension, or any adverse modification, of any such permit, license, certificate of authority, order or approval, and the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in any such revocation, cancellation, suspension or modification.

(f)   Each of the Mutual Funds has at all times been operated in compliance in all material respects with Applicable Law and the applicable guidelines and restrictions set forth in the prospectus, statement of additional information or other offering documents of the relevant Mutual Fund, and consummation of the transactions contemplated by this Agreement will not result in any violation of any such guidelines or restrictions or any procedures adopted by the respective trustees of the Mutual Funds.

(g)   Except as set forth in Schedule 3.18(g), there are no currently effective special restrictions, consent judgments or SEC or judicial orders on or with regard to any of the Mutual Funds. No stop order suspending the effectiveness of any registration statement of any of the Mutual Funds has been issued and no proceedings for that purpose have been instituted or, to the knowledge of the Company are contemplated.

(h)   None of the Company, any of its Subsidiaries or any of the Mutual Funds has, or has had at any time, any agreement or understanding (i) with any shareholder or group of shareholders of any of the Mutual Funds to permit or encourage the practice of short-term buying or selling of Mutual Fund shares or (ii) relating to the receipt and transmission of orders to purchase or redeem Mutual Fund shares after 4:00 p.m. New York City time, other than arrangements with financial intermediaries (including, without limitation, retirement plan administrators) who are to receive orders from investors prior to 4:00 p.m. New York City time.

(i)   Each prospectus relating to a Mutual Fund (which term, as used in this Agreement includes any related statement of additional information), as amended or supplemented from time to time, used since the Mutual Fund's inception has complied in all material respects with Applicable Law, and each current prospectus for the Mutual Funds so complies. All supplemental advertising and marketing material relating to each Mutual Fund used since each Mutual Fund's inception has complied in all material respects with Applicable Law, and all such advertising and marketing material currently in use complies in all material respect with Applicable Law. None of such prospectuses, amendments, supplements or supplemental advertising and marketing materials, as of their respective dates, included or includes an untrue statement of a material fact or has omitted or omits to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were or are made, not misleading.

(j)   Each Mutual Fund's investments have been made in accordance with that Mutual Fund's investment policies and restrictions set forth in its registration statement in effect at the time the investments were made and have been held in accordance with its respective investment policies and restrictions, to the extent applicable and in effect at the time such investments were held*,* except for a limited number of inadvertent investments that were all promptly recognized as such and promptly remedied in such a manner such that neither the applicable Mutual Fund nor the Company nor any of its Subsidiaries suffered or incurred any material liabilities, damages or costs.

(k)   Each of the Mutual Funds has timely filed (other than in respect of Taxes, that are the subject of Section 3.18(m)) all reports, registration statements and other documents, together with any amendments required to be made with respect thereto, that were required to be filed with any Governmental Authority, including the SEC (the "Fund Regulatory Documents"), and has paid all fees and assessments due and payable in connection therewith, and as of their respective dates, each of the foregoing filings complied in all material respects with the requirements of Applicable Law, and none of the Fund Regulatory Documents or related prospectuses, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company has made available to the Buyer a copy of each Fund Regulatory Document filed with the SEC since January 1, 2003 and will deliver to the Buyer promptly after the filing thereof a copy of each Fund Regulatory Document filed with the SEC by a Mutual Fund after the date hereof and prior to the Closing.

(l)   None of the Company or any of its Subsidiaries or any Person who is an "affiliated person" or an "interested person" (each as defined in the Investment Company Act) with respect to the Company or any of its Subsidiaries, receives or is entitled to receive any compensation directly or indirectly (i) from any Person in connection with the purchase or sale of securities or other property to, from or on behalf of any of the Mutual Funds, other than bona fide ordinary compensation as principal underwriter for any of the Mutual Funds or as broker in connection with the purchase or sale of securities in compliance with Section 17(e) of the Investment Company Act, or (ii) from any of the Mutual Funds or their security holders for other than bona fide investment advisory, administrative or other services. Accurate and complete disclosure of all such compensation arrangements has been made in the registration statements of the Mutual Funds filed in accordance with Applicable Law.

(m)   Except as set forth on Schedule 3.18(m), (i) since its inception, each Mutual Fund has elected to be treated as, and has qualified to be classified as, a regulated investment company taxable under Subchapter M of Chapter 1 of the Code and under any similar provisions of state or local law in any jurisdictions in which the Mutual Fund filed, or is required to file, a Tax Return; (ii) each Mutual Fund has filed all material Tax Returns required to have been filed and has paid in a timely manner all material Taxes required to have been paid by the Mutual Fund, and, to the knowledge of the Company, there are no circumstances that would cause a Mutual Fund to fail to so qualify in the current taxable year; (iii) no Mutual Fund has waived in writing any statute of limitations in respect of Taxes of that Mutual Fund; (iv) no issues that have been raised in writing by the relevant Tax Authority in connection with the examination of the Tax Returns referred to in clause (ii) are currently pending; and (v) all deficiencies asserted in writing or assessments made in writing as a result of any examination of the Tax Returns referred to in clause (ii) by a Tax Authority have been paid in full.

(n)   The Company has made available to the Buyer copies of the most recently available audited financial statements, prepared in accordance with GAAP, of each of the Mutual Funds, and unaudited financial statements, prepared in accordance with GAAP, of each of the Mutual Funds for the first six months of its most recent fiscal year if the ending date of such six-month period occurred more than sixty (60) days prior to the date of this Agreement (each hereinafter referred to as a "Fund Financial Statement"). Each of the Fund Financial Statements is consistent with the books and records of that Fund, and presents fairly the consolidated financial position of the related Mutual Fund in accordance with GAAP applied on a consistent basis (except as otherwise noted therein) at the respective date of such Fund Financial Statement and the results of operations and cash flows for the respective periods indicated. The Fund Financial Statements reflect and disclose all material changes in accounting principles and practices adopted by each of the Mutual Funds during the periods covered by each Fund Financial Statement. The independent auditors of the Mutual Fund are appropriately registered with the Public Company Accounting Oversight Board (PCAOB), and, in each instance, the engagement of those auditors for audit or non-audit services has complied with Applicable Law.

(o)   There is no litigation or legal action, suit, proceeding or investigation at law or in equity pending or, to the knowledge of the Company, threatened, in any court or before any other Governmental Authority, by, against, or otherwise involving, any of the Mutual Funds, or to the knowledge of the Company any officer or trustee thereof relating to the activities of the Mutual Funds, any disqualification of any of the Mutual Funds or to the knowledge of the Company any officer or trustee thereof under Section 9(a) of the Investment Company Act, or any event that would require the Company to give an affirmative response to any of the questions in Item 11 to Part I of its Form ADV or require WSC to give an affirmative response to any of the questions in Item 11 of its Form BD. There are no judgments, injunctions, orders or other judicial or administrative mandates outstanding against or affecting any of the Mutual Funds or, to the knowledge of the Company any officer or trustee thereof relating to the activities of or affecting the Mutual Funds.

(p)   (i) Each Mutual Fund is duly registered as an investment company under the Investment Company Act; (ii) all shares of the Mutual Funds outstanding on the date of this Agreement, and all shares of the Mutual Funds to be issued between the date of this Agreement and the Closing will be, duly and validly issued, fully paid and nonassessable and qualified for sale, or sold pursuant to an exemption from such qualification, under all applicable laws of any state or territory of the United States of America; (iii) all outstanding securities of the Mutual Funds required to be registered under the Securities Act have been, or between the date of this Agreement and the Closing will be, offered and sold in accordance with the registration requirements of the Securities Act; and (iv) no registration statement relating to securities issued by the Mutual Funds contained as of its effective date any untrue statement of a material fact or omitted to state a material fact required to be stated therein in order to make the statements therein relating to the Mutual Funds not misleading.

(q)   Except as set forth on Schedule 3.18(q), no exemptive orders have been obtained, nor are any requests pending therefor, with respect to any Mutual Fund under the Exchange Act, the Securities Act, the Investment Company Act or the Investment Advisers Act.

(r)   Each Mutual Fund has duly adopted all required codes, policies, procedures pursuant to the Investment Company Act, to the extent applicable, and has otherwise complied in all material respects with any applicable requirements of such Act. Each Mutual Fund has duly adopted a code of ethics as contemplated by the Sarbanes-Oxley Act of 2002 and the applicable rules and regulations thereunder. To the knowledge of the Company, there have been no violations or allegations of violations of such codes, policies or procedures.

(s)   All advertising or marketing materials relating to any Mutual Fund that are required to be filed with the NASD and state regulators have been timely filed therewith.

Section 3.19.   Compliance Policies and Procedures. To the extent applicable, the Company and its Subsidiaries were in compliance with Rule 206(4)-7 under the Advisers Act by October 5, 2004 and Rule 204A-1 by February 1, 2005. Prior to taking such measures, the Company had written policies and procedures to the extent required under the Advisers Act, and there have been no material violations or allegations of material violations of such written policies and procedures including without limitation procedures for protection of non-public information and compliance with fiduciary standards.

Section 3.20.   Insurance Agency Matters.

(a)   Each employee of the Company or any of its Subsidiaries, including Park, responsible for selling, soliciting or placing insurance for the Company or any of its Subsidiaries, including Park, is duly licensed to act as an insurance agent, broker or producer and is in good standing with each applicable Governmental Authority, including all applicable state insurance regulators. Schedule 3.20(a) is a true, complete and accurate list of each Governmental Authority with which each such employee is licensed to engage in such activities, and all such licenses are in good standing. Park is duly licensed to act as an insurance agent, broker, producer or adviser, as the case may be, in each state identified on Schedule 3.20(a). Except as listed on Schedule 3.20(a), Park does not sell any fixed or variable annuity products.

(b)   Schedule 3.20(b) lists all of the clients and customers of Park (the "Insurance Clients") and the commissions to which Park is entitled with respect to each such Insurance Client, as of the date hereof. Park has the exclusive and unencumbered right to receive those commissions and, except as set forth in Schedule 3.20(b), no consent of any other party is required with respect to those exclusive rights in connection with the transactions contemplated by this Agreement. To the knowledge of the Company, no policies of insurance in force for which Park receives commissions or other remuneration will be terminated before the stated expiration date or will not be renewed upon expiration.

(c)   No Person other than the employees of the Company and its Subsidiaries, including Park, is or has been authorized or permitted to place business on Park's behalf. No binder of insurance or other proposal of coverage has been issued or sent to any Person by Park or on its behalf unless and until the relevant risk has been properly bound and all binders of insurance and proposals of coverage on the part of Park are complete and accurate in all material respects.

(d)   Schedule 3.20(d) sets forth the policy of Park with respect to the commissions booked in its records, and no commissions have been booked except in accordance with that policy. To the knowledge of the Company, there are no facts or circumstances that might require reversal of commissions booked or return of commissions already collected.

(e)   Park has not breached any duty owed to the Insurance Clients. Park has not paid insurance premiums, premium adjustments or other items on behalf of an Insurance Client except with the authority of that Insurance Client.

(f)   Park has not been party to the placement, directly or indirectly, of insurance that is (i) unlawful or (ii) a part of a fictitious or sham transaction.

(g)   Except for arrangements between Park and certain Principals, referred to in Section 2.12, there are no arrangements whereby any part of any brokerage or commission payable to Park by any insured is shared with the insured or any other Person.

(h)   To the knowledge of the Company, all insurance carriers with which business has been placed by Park are paying claims in the normal course and without undue delay.

(i)   The only fixed or variable annuity products sold or marketed by Park are those listed on Schedule 3.20(i).

Section 3.21.   Transactions with Interested Persons. Except as set forth on Schedule 3.21, none of the Affiliates, shareholders, partners, managers, members, officers, supervisory employees or directors, nor, to the knowledge of the Company, any of their respective Immediate Family members, (a) is a party to any transaction or contract or arrangement with the Company or any of its Subsidiaries, or (b) owns directly or indirectly on an individual or joint basis any interest in (excluding passive investments in less than 1% of the shares of any company that lists its shares on a national securities exchange), or serves as an officer or director or in another similar capacity of, any competitor, supplier or customer or client of the Company or any of its Subsidiaries, or any organization that has a material contract or arrangement with the Company.

Section 3.22.   Employee Benefit Programs.

(a)   Schedule 3.22 hereto lists every Employee Program (as defined in Section 3.22(h) that has been "maintained" (as defined below) by the Company or its ERISA Affiliates (as defined in Section 3.21(h)) at any time after December 31, 1997.

(b)   Each Employee Program that has ever been maintained by the Company or any of its ERISA Affiliates and that has at any time been intended to qualify under Section 401(a) or 501(c)(9) of the Code has received a favorable determination or approval letter from the IRS regarding its qualification under the applicable Section of the Code. To the knowledge of the Company, no event or omission has occurred that would cause any such Employee Program to lose its qualification under the applicable Code Section.

(c)   With respect to any Employee Program ever maintained by the Company or any of its ERISA Affiliates, there has occurred no (i) non-exempt "prohibited transaction," as defined in Section 406 of ERISA or Section 4975 of the Code, or (ii) breach of any duty under ERISA or other Applicable Law (including, without limitation, any health care continuation requirements), or any other tax law requirements, or conditions to favorable tax treatment, applicable to such plan, that, in the case of any of (i) or (ii), would result, directly or indirectly (including, without limitation, through any obligation of indemnification or contribution), in any Taxes, penalties or other liability to the Company or any of its ERISA Affiliates. No litigation, arbitration, or governmental administrative proceeding (or investigation) or other proceeding (other than those relating to routine claims for benefits) is pending or, to the knowledge of the Company, threatened with respect to any such Employee Program. All payments and/or contributions required to have been made by the Company or any ERISA Affiliate with respect to all Employee Programs ever maintained by the Company or any ERISA Affiliate, for all periods prior to the Closing Date, either have been made or have been accrued.

(d)   Neither the Company nor any ERISA Affiliate has ever maintained any Employee Program that has been subject to title IV of ERISA (including, but not limited to, any Multiemployer Plan (as defined in Section 3.22(h)) or (ii) has ever provided health care or any other non-pension benefits to any employees after their employment was terminated (other than as required by part 6 of subtitle B of Title I of ERISA or the corresponding provisions of the Code or similar state law) or has ever promised to provide such post-termination benefits.

(e)   With respect to each Employee Program maintained by the Company or any of its ERISA Affiliates within the three years preceding the Closing, complete and correct copies of the following documents (if applicable to such Employee Program) have previously been made available to the Buyer: (i) all documents embodying or governing such Employee Program, and any funding medium for the Employee Program (including, without limitation, trust agreements) as they may have been amended; (ii) the most recent IRS determination or approval letter with respect to such Employee Program under Code Sections 401 or 501(c)(9), and any applications for determination or approval subsequently filed with the IRS; (iii) the three most recently filed IRS Forms 5500, with all applicable schedules and accountants' opinions attached thereto; (iv) the summary plan description for such Employee Program (or other descriptions of such Employee Program provided to employees) and all modifications thereto; (v) any insurance policy (including any fiduciary liability insurance policy) related to such

Employee Program; and (vi) any documents evidencing any loan to an Employee Program that is a leveraged employee stock ownership plan.

(f)   Each Employee Program required to be listed in Schedule 3.22 may be amended, terminated or otherwise modified by the Company or the ERISA Affiliate to the greatest extent permitted by law.

(g)   Neither the Company nor any ERISA Affiliate is party to any agreement or Employee Program that would require it, or the Buyer or any Affiliates to take any action or make any payment that would result, either individually or in the aggregate, in the payment of an "excess parachute payment" within the meaning of Section 280G of the Code.

(h)   For purposes of this section:

(i)   "Employee Program" means (A) all employee benefit plans within the meaning of ERISA Section 3(3), including, but not limited to, multiple employer welfare arrangements (within the meaning of ERISA Section 3(4)), plans to which more than one unaffiliated employer contributes and employee benefit plans (such as foreign or excess benefit plans) that are not subject to ERISA; and (B) all stock option plans, bonus or incentive award plans, severance pay policies or agreements, deferred compensation agreements, supplemental income arrangements, vacation plans, and all other employee benefit plans, agreements, and arrangements not described in (A) above. In the case of an Employee Program funded through an organization described in Code Section 501(c)(9), each reference to such Employee Program shall include a reference to such organization.

(ii)   An entity "maintains" an Employee Program if that entity sponsors, contributes to, or provides (or has promised to provide) benefits under that Employee Program, or has any obligation (by agreement or under Applicable Law) to contribute to or provide benefits under that Employee Program, or if that Employee Program provides benefits to or otherwise covers employees of that entity, or their spouses, dependents, or beneficiaries.

(iii)   An entity is an "ERISA Affiliate" of the Company if it would have ever been considered a single employer with the Company under ERISA Section 4001(b) or part of the same "controlled group" as the Company for purposes of ERISA Section 302(d)(8)(C).

(iv)   "Multiemployer Plan" means a (pension or non-pension) employee benefit plan to which more than one employer contributes and that is maintained pursuant to one or more collective bargaining agreements.

Section 3.23.   List of Directors, Officers and Employees.

(a)   Schedule 3.23(a) contains a true and complete list of all current directors, officers and employees of, and consultants to, the Company and any of its Subsidiaries and includes the current job title and aggregate annual compensation of each such individual. To the knowledge of the Company (without inquiry), as of the date hereof, no employee of the

Company or any of its Subsidiaries currently intends to terminate employment with the Company or a Subsidiary prior to the first anniversary of the Closing.

(b)   To the knowledge of the Company, except as set forth on Schedule 3.23(b), each Principal is in good health and, to the knowledge of the Company (without inquiry), each employee listed on Schedule 3.23(a) is in good health.

(c)   Except as set forth on Schedule 3.23(c), there are no controversies pending or threatened between the Company or any of its Subsidiaries and any of their respective employees. Except as set forth on Schedule 3.23(c), the Company and its Subsidiaries have no obligations, contingent or otherwise, under (i) any employment, collective bargaining or other labor agreements, (ii) any written or oral agreements containing severance or termination pay arrangements, (iii) any deferred compensation agreements, retainer or consulting arrangements, (iv) any pension or retirement plans, any bonus or profit-sharing plans, any unit or membership interest option plans, or unit or membership interest purchase plans, or (v) any other employee contracts or non-terminable (whether with or without penalty) employment arrangements (each an "Employment Arrangement"). Neither the Company nor any of its Subsidiaries is in default with respect to any material term or condition of any Employment Arrangement, and the transactions contemplated by this Agreement will not result in any such default, including after the giving of notice, lapse of time or both. Neither the Company nor any of its Subsidiaries is delinquent in payments to any of its employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for it to the date hereof or amounts required to be reimbursed to such employees. Upon termination of the employment of any of those employees, neither the Company nor any of its Subsidiaries would by reason of the transactions contemplated by this Agreement or anything done prior to the Closing, be liable to any of those employees for so-called "severance pay" or any other payments. Neither the Company nor any of its Subsidiaries has any policy, practice, plan or program of paying severance pay or any form of severance compensation in connection with the termination of employment. The Company and each of its Subsidiaries is in compliance in all material respects with all Applicable Laws respecting labor, employment, fair employment practices, work place safety and health, terms and conditions of employment, and wages and hours. There are no, and have never been, any charges or threatened charges of employment discrimination or unfair labor practices against or involving the Company or any of its Subsidiaries. There are no material grievances, complaints or charges that have been filed against the Company or any of its Subsidiaries under any dispute resolution procedure and there is no arbitration or similar proceeding pending and, to the knowledge of the Company, no claim therefor has been asserted. Except as set forth on Schedule 3.23(c), the Company and each of its Subsidiaries has in place all employee policies required by Applicable Laws, and there have been no material violations or alleged violations of any of such policies. To the knowledge of the Company, none of the Company, any of its Subsidiaries nor any of the Principals have received any notice indicating that any of the Company's or any of its Subsidiary's employment policies or practices are currently being audited or investigated by any Governmental Authority. The Company and each of its Subsidiaries are, and at all times since November 6, 1986 have been, in compliance with the requirements of the Immigration Reform Control Act of 1986.

(d)   No officer or director of the Company or any of its Subsidiaries (including the Principals) has been: (i) subject to voluntary or involuntary petition under any bankruptcy or insolvency laws or the appointment of a receiver, fiscal agent or similar officer by a court for his or her business or property or that of any partnership of which he or she was a general partner or any corporation or business association of which he or she was an executive officer; (ii) convicted in a criminal proceeding or named as a subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or been otherwise accused of any act of moral turpitude; (iii) the subject of any order, judgment, or decree (not subsequently reversed, suspended or vacated) of any court of competent jurisdiction permanently or temporarily enjoining him or her from, or otherwise imposing limits or conditions on his or her ability to engage in any securities, investment advisory, banking, insurance or other type of business or acting as an officer or director of a public company; (iv) found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated any federal, provincial or state commodities, securities or unfair trade practices law, which judgment or finding has not been subsequently reversed, suspended, or vacated; or (vi) has engaged in other conduct that would be required to be disclosed in a prospectus under Item 401(f) of SEC Regulation S-K

Section 3.24.   Insurance. The Company and its Subsidiaries maintain in full force and effect insurance as listed on Schedule 3.24, which includes all bonds and insurance required by ERISA and by any contract to which the Company or any of its Subsidiaries is a party. Neither the Company nor any of its Subsidiaries is in default under any such insurance policy. Except as identified on Schedule 3.24, each such insurance policy or equivalent policies will remain in full force and effect after the Closing, with the Company or one of its Subsidiaries as the sole owner and beneficiary of each such policy.

Section 3.25.   Powers of Attorney. Except as granted under Section 11.13 and under the Representation Agreements, neither the Company nor any of the Principals has any outstanding power of attorney with respect to any interest in the Company. Pursuant to the Representation Agreements, the Company and each Principal has all requisite power and authority to execute and deliver this Agreement, and to perform the transactions contemplated by this Agreement (including the delivery of the Other Shares to the Buyer in accordance with Section 2.3), on behalf of each Other Shareholder.

Section 3.26.   Finder's Fee. Except for Berkshire Capital Securities LLC, whose fees will be paid by the Principals, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company, any Subsidiary or any Principal who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 3.27.   Non-Foreign Status. None of the Company or any of the Shareholders is a "foreign person" within the meaning of Section 1445 of the Code and Treasury Regulations Section 1.1445-2, and no interest in the Company is a "United States real property interest" within the meaning of Section 897 of the Code.

Section 3.28.   Corporate Records; Copies of Documents. The Records accurately record in all material respects all corporate or company action taken by their respective shareholders and directors of the Company and its Subsidiaries, and true and complete copies of the originals of those documents have been provided to the Buyer for review. The Company and its

Subsidiaries have provided Buyer and its counsel true and correct copies of all documents referred to in this Agreement or in the Schedules delivered to the Buyer in connection herewith.

Section 3.29.   Disclosure.

(a)   None of the representations or warranties or other statements of the Company or any of the Principals contained in this Agreement, in any schedule or exhibit hereto or in any certificate or other document delivered under the provisions of this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained therein not misleading. To the knowledge of the Company, the documents and information provided or made available to the Buyer and its representatives in response to written inquiries and requests made by the Buyer or any of its representatives in connection with the evaluation, negotiation or documentation of the transactions contemplated by this Agreement, have been responsive in all material respects to those inquiries and requests, such that, upon the receipt of those documents and that information, when taken together with the documents provided or made available to the Buyer under the document index entitled, "Project Peabody - Due Diligence List", the Buyer was in possession of all documents and information necessary to provide a reasonable Person in all material respects with a fully-informed understanding of the subject matter of those inquires and requests.

(b)   None of the information in the Proxy Statement (other than any information to be supplied by or on behalf of Buyer or its Affiliates for inclusion therein) will, at the time any such Proxy Statement is mailed to the shareholders of the applicable Mutual Fund, or at the time of the meeting of the shareholders of such Mutual Fund, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF EACH PRINCIPAL

As a material inducement to the Buyer to enter into this Agreement and consummate the transactions contemplated hereby, each Principal hereby severally makes to the Buyer, as of the date of this Agreement and as of the Closing, the representations and warranties set forth in this Article IV.

Section 4.1.   Ownership Interests. Such Principal owns of record and beneficially the Shares ascribed to such Principal on Schedule 4.1 and such Shares are duly authorized, validly issued and free and clear of any Encumbrances and any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of the Shares). Those Shares are the only Company Securities held by the Principal or with respect to which the Principal has any rights. There are no voting trusts, voting agreements, proxies or other agreements, instruments or undertakings with respect to the management or control of the Company to which the Company or the Principal is a party. The Principal has not granted any power of attorney with respect to any interests in the Company.

Section 4.2.   Authority. The Principal has full right, authority, power and capacity to enter into this Agreement and each agreement, document and instrument to be executed and delivered by or on behalf of such Principal pursuant to, or as contemplated by, this Agreement and to carry out the transactions contemplated hereby and thereby. This Agreement and each agreement, document and instrument executed and delivered by the Principal pursuant to this Agreement constitutes, or when executed and delivered will constitute, a valid and binding obligation of the Principal, enforceable in accordance with its respective terms, except as enforceability may be restricted, limited or delayed by applicable bankruptcy or other laws affecting creditors' rights generally or by equitable principles. The execution, delivery and performance of this Agreement and each such agreement, document and instrument:

(a)   does not and will not violate any Applicable Laws, or, except as set forth on Schedule 3.4, require the Principal to obtain any approval, consent or waiver from, or make any filing with, any Person or Governmental Authority; and

(b)   except as set forth on Schedule 3.4, does not and will not result in a breach of, constitute a default under, accelerate any obligation under, or give rise to a right of termination of, any agreement, contract, instrument, mortgage, lien, lease, permit, authorization, order, writ, judgment, injunction, decree, determination or arbitration award to which the Principal is a party or by which the property of the Principal is bound or affected, or result in the creation or imposition of any Encumbrance on any assets of the Principal.

Section 4.3.   Finder's Fee. Except for Berkshire Capital Securities LLC, whose fees will be paid by the Principals, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company, any Subsidiary or any Principal who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 4.4.   Investment Advisory Representation. Except for Investment Management Services provided by the Principal for his own account or the account of his Immediate Family and that the Principal is managing without a fee or any other remuneration, the Principal does not provide Investment Management Services to any Person other than on behalf of the Company and its Subsidiaries pursuant to an investment advisory or management agreement between the Company or one of its Subsidiaries and a customer or client thereof.

Section 4.5.   Agreements. The Principal is not a party to any employment, non-competition, trade secret or confidentiality agreement, arrangement, understanding or obligation with or to any Person other than the Company or one of its Subsidiaries. There are no agreements or arrangements not disclosed in a Schedule to this Agreement, to which the Principal is a party relating to the business of the Company, any of its Subsidiaries, or to the Principal's direct or indirect rights and obligations as a shareholder, partner, officer or employee of the Company. The execution, delivery and performance of this Agreement will not violate or result in a default or acceleration of any obligation under any contract, agreement, indenture or other instrument involving the Company or any of its Subsidiaries to which the Principal is a party.

Section 4.6.   Employment Date. The Principal's (i) date of birth, and (ii) date of commencement of employment with the Company are accurately reflected in Schedule 4.6.

Section 4.7.   Non-Foreign Status. The Principal is not a "foreign person" within the meaning of Section 1445 of the Code and Treasury Regulations Section 1.1445-2.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF EACH OTHER SHAREHOLDER
AND EACH PRINCIPAL REGARDING THE OTHER SHAREHOLDERS.

As a material inducement to the Buyer to enter into this Agreement and consummate the transactions contemplated hereby, each Principal and each Other Shareholder hereby severally makes to the Buyer, as of the date of this Agreement and as of the Closing, each of the representations and warranties set forth in this Article V:

Section 5.1.   Ownership Interests. Each Other Shareholder owns of record and beneficially the Other Shares ascribed to that Other Shareholder on Schedule 5.1 and those Other Shares are free and clear of any Encumbrances and any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of those Other Shares). Those shares are the only Company Securities held by the Other Shareholder or with respect to which the Other Shareholder has any rights. There are no voting trusts, voting agreements, proxies or other agreements, instruments or undertakings with respect to the management or control of the Company to which the Other Shareholder is a party. Except as provided in the Representation Agreement and Section 12.13 of this Agreement, the Other Shareholder has not granted any power of attorney with respect to any interests in the Company.

Section 5.2.   Authority. Each Other Shareholder has full right, authority, power and capacity to sell and deliver to the Buyer the Other Shares ascribed to the Other Shareholder on Schedule 5.1, to enter into this Agreement, the Representation Agreement and each agreement, document and instrument to be executed and delivered by or on behalf of the Other Shareholder pursuant to, or as contemplated by, this Agreement, the Representation Agreement and to carry out the transactions contemplated hereby and thereby. This Agreement, the Representation Agreement and each agreement, document and instrument executed and delivered by the Other Shareholder pursuant to such agreement constitutes, or when executed and delivered will constitute, a valid and binding obligation of the Other Shareholder, enforceable in accordance with its respective terms, except as enforceability may be restricted, limited or delayed by applicable bankruptcy or other laws affecting creditors' rights generally or by equitable principles. The execution, delivery and performance of this Agreement, the Representation Agreement and each agreement, document and instrument and the sale and delivery to the Buyer of the Other Shares ascribed to the Other Shareholder on Schedule 5.1, does not and will not violate any laws of the United States or any state or other jurisdiction applicable to the Company, or, require the Company to obtain any approval, consent or waiver from, or make any filing with, any Person, and (b) does not and will not result in a breach of, constitute a default under, accelerate any obligation under, or give rise to a right of termination of, any agreement, contract, instrument, mortgage, lien, lease, permit, authorization, order, writ, judgment, injunction, decree, determination or arbitration award which the property of the Other Shareholder is bound or affected, or result in the creation or imposition of any Encumbrance on any assets of the Other Shareholder.

Section 5.3.   Finder's Fee. Except for Berkshire Capital Securities LLC, whose fees will be paid by the Principals, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company, any Subsidiary or any Shareholder who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

ARTICLE VI.

REPRESENTATIONS AND WARRANTIES OF THE BUYER

As a material inducement to the Principals to enter into this Agreement and consummate the transactions contemplated hereby, the Buyer hereby makes to the Principals, as of the date of this Agreement and as of the Closing, the representations and warranties set forth in this Article VI.

Section 6.1.   Organization. The Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Rhode Island and has all corporate powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted.

Section 6.2.   Authority; No Violation.

(a)   The execution, delivery and performance by the Buyer of this Agreement and the consummation of the transactions contemplated hereby are within the corporate powers of the Buyer and have been duly authorized by all necessary corporate action on the part of the Buyer. This Agreement constitutes a valid and binding obligation of the Buyer enforceable against it in accordance with their terms, except as enforceability may be restricted, limited or delayed by applicable bankruptcy or other laws affecting creditors' rights generally or by equitable principles.

(b)   The execution, delivery and performance by the Buyer of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the articles of incorporation or bylaws of the Buyer or (ii) assuming compliance with the matters referred to in Section 6.3, violate any Applicable Law.

Section 6.3.   Consents and Approvals. The execution, delivery and performance by the Buyer of this Agreement and the consummation of the transactions contemplated hereby require no material action by or in respect of, or material filing with, any Governmental Authority other than (i) compliance with any applicable requirements of the Exchange Act and (ii) filing with, notification to, or the consent of, (A) the Board of Governors of the Federal Reserve System, (B) the Federal Deposit Insurance Corporation, (C) the Rhode Island Department of Business

Regulation - Division of Banking, (D) the Massachusetts Department of Insurance and (E) the National Association of Securities Dealers, Inc.

Section 6.4.   No Actions, Suits or Proceedings. There is no action, suit or proceeding pending, or, to the knowledge of the Buyer, threatened against the Buyer, or before any Governmental Authority that questions the validity or legality of this Agreement or of the transactions contemplated hereby, or that seeks to prevent the consummation of the transactions contemplated by this Agreement.

Section 6.5.   Financial Ability. The Buyer has, or will have on or before the Closing Date, sufficient cash, available lines of credit and other sources of immediately available funds to enable it to pay the Purchase Price.

Section 6.6.   No Other Broker. Other than Sandler O'Neill & Partners, L.P., the fees and expenses of which will be paid by the Buyer or one of its Affiliates, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Buyer in connection with the transactions contemplated by this Agreement.

Section 6.7.   Eligibility to Make Election under Bank Holding Company Act. The Buyer is not aware of any legal impediment to its right to make an election in accordance with Section 4(l) of the Bank Holding Company Act of 1956, as amended, to be treated as a financial holding company effective on or prior to the occurrence of the Closing.

ARTICLE VII.

COVENANTS

Section 7.1.   Conduct of Business.

(a)   From the date of this Agreement until the Closing, the Company and its Subsidiaries shall, the Principals shall cause the Company and its Subsidiaries to, and the Company shall use its reasonable best efforts to cause the Mutual Funds to:

(i)   bill and collect accounts receivable, pay expenses and generally carry on business in the ordinary course of business consistent with past practice;

(ii)   preserve their respective present business organizations and relationships;

(iii)   keep available the present services of their employees;

(iv)   preserve the rights, franchises, goodwill and relationships of their clients, customers and others business partners;

(v)   maintain the insurance policies and bonds listed on Schedule 3.24 or procure comparable replacement policies and maintain those replacement policies; and

(vi)   file on a timely basis all Tax Returns required to be filed by it for all periods ending on or before the Closing Date and to pay on a timely basis all Taxes that are due and payable with respect to the Company and its Subsidiaries.

(b)   Without limiting the generality of Section 7.1(a), and except as otherwise expressly contemplated by this Agreement, from the date of this Agreement until the Closing, the Company and its Subsidiaries shall not, the Principals shall cause the Company and its Subsidiaries not to:

(i)   (A) split, combine or reclassify any shares of their capital stock or issue, authorize, or propose the issuance of, any securities in respect of, in lieu of, or in substitution for, shares of capital stock of the Company and any of its Subsidiaries, or (B) repurchase, redeem or otherwise acquire any shares of the capital stock of the Company or any of its Subsidiaries, including Company Securities and Subsidiary Securities;

(ii)   issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any Company Securities or Subsidiary Securities, or any rights, warrants or options to acquire, any such shares, or enter into any agreement with respect to any of the Company Securities or Subsidiary Securities;

(iii)   amend the Company Organizational Documents, the articles of incorporation or by-laws or other comparable governing documents of any of its Subsidiaries;

(iv)   authorize capital expenditures that, in the aggregate, exceed $50,000, without the prior written consent of the Parent, which consent may not be unreasonably withheld;

(v)   enter into any new line of business;

(vi)   acquire, by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by entering into any other transaction with, any Person or acquire any assets that would be material, either individually or in the aggregate, to the Company and its Subsidiaries;

(vii)   change any method, policies or procedures of accounting, except as required by changes in GAAP or regulatory accounting principles;

(viii)   amend, modify, waive any right in respect of or terminate any agreement listed in Schedule 3.6(a), or, where not listed therein, any contract or agreement to which any Client is a party, including with regard to the fees chargeable under any of those agreements;

(ix)   enter into, amend, modify, waive any right in respect of or terminate any material agreement;

(x)   make any Tax election or settle or compromise any federal, state, local or foreign Tax liability or take any action that would prevent any of the Mutual

Funds from qualifying as a "regulated investment company", within the meaning of Section 851 of the Code;

(xi)   pay, discharge or satisfy any claim, liability or obligation, other than obligations arising in the ordinary course of business consistent with past practice;

(xii)   settle or compromise any litigation or legal or other action, suit, proceeding or investigation involving or in any way affecting the Company or any of its Subsidiaries or any of the Mutual Funds;

(xiii)   adopt, amend, renew or terminate any plan or any agreement, arrangement, plan or policy between the Company or any Subsidiary on the one hand, and one or more of its current or former directors, officers or, employees or consultants;

(xiv)   increase in any manner the compensation or fringe benefits of any director, officer, employee or consultant, or pay any benefit not required by any plan or agreement as in effect as of the date of this Agreement (including, without limitation, the granting of stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares);

(xv)   hire new management employees;

(xvi)   enter into, modify or renew any employment, severance or other agreement with any director, officer, employee or consultant of the Company or any of its Subsidiaries or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement providing for any benefit to any director, trustee, officer, employee or consultant of the Company or any of its Subsidiaries or any of the Mutual Funds;

(xvii)   sell, lease, encumber, assign or otherwise dispose of, any of the assets, properties or other rights of the Company, any of its Subsidiaries or any of the Mutual Funds, other than in the ordinary course of business consistent with past practice;

(xviii)   incur any indebtedness for borrowed money or assume, guarantee, endorse, or otherwise as an accommodation become responsible for, the liabilities or obligations of any Person, or make any loan or advance to any Person or waive any rights with respect to any existing loans;

(xix)   take, or fail to take, any action that constitutes a breach or default under any contract, agreement or license to which the Company or any of its Subsidiaries is a party or by which any of them or any of their respective properties is bound;

(xx)   make any contribution to or investment in any Person;

(xxi)   enter into or renew, amend or terminate, or give notice of a proposed renewal, amendment or termination of, or make any other commitment with respect to, any Lease; or

(xxii)   agree to do any of the foregoing.

(c)   Without limiting the generality of Section 7.1(a) or Section 7.1(b), and except as otherwise expressly contemplated by this Agreement, from the date of this Agreement until the Closing, the Company shall use its reasonable best efforts to cause the Mutual Funds to operate their respective businesses, only in the usual, regular and ordinary course and in accordance with past practice, conduct their respective businesses in a manner comporting with the standards of service quality heretofore met by them and to maintain the goodwill of the investors in each of the Mutual Funds. Without limiting the foregoing, from the date hereof until the Closing, the Company shall use its reasonable best efforts to ensure that no Mutual Fund will:

(i)   incur any material indebtedness for borrowed money, issue or sell any debt securities or prepay any debt;

(ii)   have any action taken by its trustee(s) that would be reasonably expected to have a material effect on such Mutual Fund;

(iii)   mortgage, pledge or otherwise subject to any encumbrance other than a Permitted Encumbrance, any of its properties or assets, tangible or intangible;

(iv)   forgive or cancel any material debts or claims, or waive any material rights, except in exchange for fair value

(v)   enter into any material agreement, commitment or other transaction (other than in connection with the transactions contemplated hereby);

(vi)   pay any bonus to any officer, director, partner, stockholder, employee, sales representative, or agent of any Mutual Fund or grant to any such person any other increase in compensation in any form;

(vii)   except as may be required by Applicable Law and after notice to the Buyer, adopt or amend any employment, collective bargaining, bonus, profit-sharing, compensation, stock option, pension, retirement, deferred compensation or other plan, agreement, trust, fund or arrangement for the benefit of officers, directors, trustees, partners, stockholders, employees, sales representatives or agents of any Mutual Fund;

(viii)   amend any of its Mutual Fund Governing Documents;

(ix)   change in any material respect its accounting practices, policies or principles, except as may be required by Applicable Law or GAAP;

(x)　　incur any material liability or obligation (whether absolute, accrued, contingent or otherwise and whether direct or as guarantor or otherwise with respect to the obligations of others);

(xi)　　make any changes in selling policies or practices relating or other terms of sale or accounting therefor or in policies of employment unless required by Applicable Law;

(xii)　　enter into any type of business not conducted as of the date of this Agreement or create or organize any subsidiary or enter into or participate in any joint venture or partnership;

(xiii)　　enter into any agreement or transaction with an Affiliate or make any amendment or modification to any such agreement unless required by Applicable Law; or

(xiv)　　agree or commit to do any of the foregoing.

(d)　　Without limiting the generality of Sections 7.1(a), (b) or (c), from the date of this Agreement until the Closing, neither the Company nor any of the Principals shall take or omit to take, and the Company shall use its reasonable best efforts to cause the Mutual Funds not to take or omit to take, any action that is intended to or results in, or may reasonably be expected to result in, any of the representations and warranties set forth in Articles III, IV or V being or becoming untrue or incorrect in any respect at any time during that period.

Section 7.2.　　<u>Public Announcements</u>. The parties shall agree upon the form and substance of any press release or other public disclosure related to this Agreement or any of the transactions contemplated hereby and shall not issue any such press release or make such a public disclosure without the consent of the other parties, which consent shall not be unreasonably withheld; *provided, however*, that nothing prohibits any party, following notification to the other parties if practicable, from making any disclosure that is required under any Applicable Law.

Section 7.3.　　<u>Access; Certain Communication</u>.

(a)　　From the date of this Agreement until the Closing, subject to Applicable Laws relating to the exchange of information and applicable client confidentiality requirements, the Company and the Principals shall afford to the Buyer and its authorized agents and representatives, complete access, upon reasonable notice and during normal business hours, to the offices and properties, contracts, documents, information, customers, clients and personnel of the Company, its Subsidiaries and the Mutual Funds. The Company shall, and the Principals shall cause the Company and its personnel to, provide assistance to the Buyer in the investigation of matters relating to this Agreement and the transactions contemplated hereby; *provided*, that the investigation is conducted in a manner that does not unreasonably interfere with normal operations, customers and employee relations.

(b)   No information directly or indirectly obtained as a result of the access or investigations permitted in this Section 7.3 shall affect or limit the representations and warranties set forth in this Agreement or any certificate or other document delivered in connection herewith.

Section 7.4.   Reasonable Best Efforts; Further Assurances.

(a)   Subject to the terms and conditions of this Agreement, the Buyer, the Company and the Principals shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under Applicable Law to fulfill the conditions set forth in Sections 8.1 and 8.3 (in the case of the obligations of the Company and the Principals under this Section 7.4) and Sections 8.2 and 8.3 (in the case of the obligations of the Buyer under this Section 7.4). Without limiting the generality of the foregoing, (i) the Company and the Principals shall cause the Real Estate Separation to occur prior to the Closing and (ii) the Buyer shall take the steps necessary to make an election in accordance with Section 4(l) of the Bank Holding Company Act of 1956, as amended, to be treated as a financial holding company on or prior to the Closing.

(b)   The Buyer and the Principals agree, and the Principals, prior to the Closing, and the Buyer, after the Closing, agree to cause the Company and each of its Subsidiaries, to execute and deliver such documents, certificates, agreements and other writings and to take such actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement.

Section 7.5.   Regulatory Matters; Third Party Consents.

(a)   Subject to the terms of Sections 7.5(b) and (c) and 12.1(b), the Company and the Principals, on the one hand, and the Buyer, on the other hand, shall cooperate with each other and use all commercially reasonable efforts promptly to prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all permits, consents, approvals, waivers and authorizations of all third parties and Governmental Authorities that are necessary to consummate the transactions contemplated by this Agreement. Subject to Applicable Laws regarding the exchange of information, the Buyer and the Company will have the right to review in advance, and will consult with the other on, all the information relating to the Buyer or the Company, as the case may be, and any of their respective Affiliates, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement.

(b)   As soon as reasonably practicable and in any event by the fifth Business Day following the date of this Agreement, the Company shall, and the Principals shall cause the Company to, (i) inform the Clients of the transactions contemplated by this Agreement and (ii) deliver to each of them a Client Consent Request. Any Client Consent Request in the form of Exhibit A that is timely delivered to a Client will be a valid Client Consent Request the purposes of this Section 7.5. Prior to the Closing, the Company and the Principals shall use their respective reasonable best efforts to obtain Client Consents from each of the Clients and the New Clients.

(c)   Promptly following execution of this Agreement, the Company shall use its reasonable best efforts to secure the approvals of the respective boards of trustees of the Mutual Funds with respect to (i) continuing existing advisory and distribution arrangements (including any agreements related to plans of distribution pursuant to Rule 12b-1 under the Investment Company Act) for the Mutual Funds following the consummation of the transactions contemplated by this Agreement, (ii) calling a meeting of shareholders of the Mutual Funds to vote on such of the foregoing matters as may require their approval under Applicable Law or the Mutual Fund Governing Documents and (iii) the preparation and filing of proxy materials (the "Proxy Statement") relating to the matters to be considered at the foregoing shareholder meeting and the subsequent solicitation of shareholders of the Mutual Funds with respect to the matters to be considered at the aforementioned shareholder meeting, as soon as reasonably practicable following those approvals. The Company shall also use its reasonable best efforts to secure such approvals or meet such other conditions as may be necessary for the continuation or maintenance of any other current agreements or other arrangements with respect to the Mutual Funds that would terminate or otherwise be materially altered as a result of the consummation of the transactions contemplated by this Agreement. The Company and the Principals covenant and agree that any material provided by the Company or the Mutual Funds that is included in the Proxy Statement, any supplement thereto or any related soliciting materials shall comply in all material respects with Applicable Law and shall be accurate and complete and not contain any untrue statement of material fact, or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading. The Company shall assist, in a manner compliant with Applicable Law, in the solicitation of proxies for the aforementioned shareholder meeting and shall use its best efforts to obtain approval of the proposals set forth in the Proxy Statement.

Section 7.6.   Employee Matters.

(a)   For a period of not less than five full fiscal years after the Closing, the Acquired Business shall maintain a cash bonus plan for key employees of the Acquired Business, including the Principals (that plan, the "Bonus Plan"). Promptly following the end of each fiscal year of the Buyer that the Bonus Plan is in effect, the Acquired Business shall establish in accordance with the terms of the Bonus Plan an aggregate annual bonus pool equal to 20% of the consolidated pretax operating income of the Acquired Business for that fiscal year ("Acquired Business Pretax Income"), as set forth on internally prepared financial statements of the Buyer that are derived from the books and records of the Acquired Business and other members of the Combined Buyer Group and prepared in accordance with the accounting policies of practices of the Buyer that are used in the preparation of internal financial statements of other members and business divisions of the Combined Buyer Group. Subject to the prior written consent of the president or the chief executive officer of the Buyer, the Principals may allocate the bonus pool for a particular fiscal year when the Bonus Plan is in effect among eligible key employees of the Acquired Business in their reasonable discretion as long as any Person receiving any payment under the Bonus Plan is an employee of the Buyer or one of its Affiliates at the time the allocation is made and at the time payments in respect of the bonus pool are made.

(b)   For purposes of calculating Acquired Business Pretax Income there shall not be taken into account the effect of any Existing-Business Transfer (which accordingly shall be deemed not to have occurred), except that, subject to the obtaining of any consent required under Section 2.6(e) during the Earnout Period, with respect to an Existing-Business Transfer to the Acquired Business, Acquired Business Pretax Income shall be adjusted to take into account in each applicable fiscal year an amount equal to the difference (which may be positive or negative) of (A) the net increase or decrease in Acquired Business Pretax Income that is attributable to that Existing-Business Transfer during the applicable fiscal year *minus* (B) the net positive or negative contribution to the consolidated pretax operating income of the Buyer and its Affiliates for the twelve-months prior to the date of that Existing-Business Transfer that was attributable to the client or customer account (or any assets therein or services with respect thereto) or business division, product or service that is the subject of the applicable Existing-Business Transfer; *provided* that the foregoing adjustment shall not apply to any net increase or decrease in Acquired Business Pretax Income that is attributable to post-Closing contributions to the assets under management in any client or customer account by the underlying client or customer. In cases of contributions of the type described in the preceding proviso clause, the full amount of the net increase or decrease in Acquired Business Pretax Income shall be taken into account.

(c) Subject to the provisions of any Applicable Law (including ERISA), the Buyer and the Company shall use their commercially reasonable efforts (i) to permit employees of the Company and its Subsidiaries (i) to maintain their accounts in the Company's 401(k) plan in the Mutual Funds and (ii) make one or more of the Mutual Funds available as an investment option to those employees under the Company's 401(k) plan for at least three full calendar years following December 31, 2005.

(d) If at any time following the Closing, any employee of the Company performs any services or devotes any of his working time during his normal working hours for the Company on behalf any of the Real Estate Subsidiaries or Real Estate Partnerships, the Principals will cause the applicable Real Estate Subsidiary or Real Estate Partnership to reimburse the Company for those services and that time in an amount equal to their fair value, which the Buyer and the Principals shall determine in good faith.

Section 7.7. <u>Notification of Certain Matters</u>. The Company and the Principals shall give prompt notice to the Buyer of:

(a) any notice or other communication from any Person other than a Client suggesting that the consent of that Person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any notice or other communication from any Governmental Authority relating to the transactions contemplated by this Agreement;

(c) any actions, suits, claims, investigations or proceedings commenced or, to the knowledge of the Company, threatened against, relating to, affecting or otherwise involving the Company, any of its Subsidiaries or any of the Principals that (i) if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.15 or (ii) relate to the consummation of the transactions contemplated by this Agreement;

(d) any notice or other communication from any Person that any Client has terminated or has substantially reduced, or intends to terminate or substantially reduce, the Client's account and/or business relationship with the Company or any of its Subsidiaries;

(e) any development causing a breach of any of the representations or warranties set forth in Articles III, IV, or V.

No disclosure pursuant to this Section 7.7 will be deemed to amend or supplement any of the Schedules to this Agreement or to prevent or cure any misrepresentation, breach of warranty or breach of covenant by the Company or any of the Shareholders.

Section 7.8.   Changes in Assets Under Management. Contemporaneously with the delivery of the Revised Client Revenue Schedule under Section 2.2(a), the Company shall deliver to the Buyer a report setting forth (a) a description of any material fee changes (including, without limitation, any caps, waivers, offsets or reimbursements) with respect to any of the Client Accounts and the Mutual Funds and (b) a description of any material changes in the amount of assets in a Client Account or Mutual Fund as a result of deposits or withdrawals made to or from that Client Account or Mutual Fund, in each case from the Base Date until the close of business on the third business day prior to the Closing Date, and a description of any such fee or asset changes proposed or otherwise expected to be instituted thereafter (it being understood and agreed that, solely for purposes of this Section 7.8, net deposits or withdrawals with respect to any Client Account or Mutual Fund in the aggregate in excess of $50,000 shall be deemed material).

Section 7.9.   Maintenance of Records.

(a) From the date of this Agreement until the Closing, the Company shall, and the Principals shall cause the Company and its Subsidiaries to, maintain the Records in the same manner and with the same care that the Records have been maintained prior to the execution of this Agreement. From and after the Closing Date, each of the parties shall permit the other parties reasonable access to any applicable Records in their possession relating to matters arising on or before the Closing Date to the extent necessary to assist the requesting party access in connection with any claim, action, litigation or other proceeding involving that party or any legal obligation owed by that party to any present or former client or customer of the Company or any of its Subsidiaries.

(b) For a period of six years from the Closing Date, no Principal shall dispose of or destroy any business records or files relating to Taxes or Tax Returns that pertain to the Company or any of its Subsidiaries without first offering to turn over possession of those records or files to the Company by written notice to the Company and the Buyer at least thirty (30) days prior to any such disposition or destruction.

Section 7.10.   Non-Competition/Non-Solicitation.

(a) For a period of six full years following the Closing Date (the "Restricted Period"), as defined below, each Principal shall not, other than for the benefit of the Buyer and its Affiliates, directly or indirectly, whether as owner, partner, shareholder, director, consultant, agent, employee, co-venturer or otherwise, engage, own, operate, participate or invest in any business or activity anywhere in the Designated Territory that develops, markets, sells, offers or provides any products or services that are competitive with or similar to any products or services that are developed, marketed, sold, offered or provided by the Acquired Business.

(b)   During the Restricted Period, each Principal shall not, other than for the benefit of the Buyer and its Affiliates, directly or indirectly, in any manner, (i) call upon, solicit, accept, divert or take away any of the customers, clients, business partners, prospective customers, clients or business partners of the Company or the Buyer or any of their respective Affiliates, (ii) hire any employee or consultant of the Company, (or any Person who was an employee or consultant of the Company or the Buyer or any of their respective Affiliates at any time during the six months prior to the end of the Restricted Period) or the Buyer or any of their respective Affiliates or solicit, entice or attempt to persuade any of those employees or consultants to leave the services of the Company or the Buyer or any of their respective Affiliates for any reason or (iii) disparage the Company or the Buyer or any of their respective Affiliates to any employee or consultant of the Company or the Buyer or any of their respective Affiliates or to any customer, client or business partner or prospective customer, client or business partner of the Company or the Buyer or any of their respective Affiliates.

(c)   In the event that any term or provision of this Section 7.10 shall be determined to be illegal, invalid or unenforceable, the remainder of this Section 7.10 shall be enforced to the fullest extent possible and the illegal, invalid or unenforceable term or provision shall be interpreted to reflect the parties' original intent as nearly as possible without being illegal, invalid or unenforceable. If such amendment or interpretation is not possible, the illegal, invalid or unenforceable provision or portion of a provision will be severed from the remainder of this Section 7.10 and the remainder of this Section 7.10 shall be enforced to the fullest extent possible as if such illegal, invalid or unenforceable provision or portion of a provision were not included.

Section 7.11.   Non-Solicitation of Other Offers. From the date of this Agreement until the Closing or the termination of this Agreement under Article XI, whichever is applicable, neither the Company nor any Principal may, directly or indirectly, solicit, encourage, assist, initiate or entertain discussions, engage in negotiations with, provide any information to, or enter into or consummate any agreement or transaction with, any Person other than the Buyer and/or one or more of its Affiliates concerning any business combination transaction involving or relating to the Company or any of its Subsidiaries, including any merger, share exchange, consolidation, sale of all or substantially all of the assets of the Company or any of its Subsidiaries or sale of any Company Securities, including the Shares.

Section 7.12.   No Transfer of Shares. No Principal will sell, transfer, assign or dispose of any of that Principal's Shares other than pursuant to the terms of this Agreement.

Section 7.13.   Covenants With Respect to Section 15(f) of the Investment Company Act.

(a)   (a)In accordance with Section 15(f) of the Investment Company Act, (i) for a period of three years after the Closing Date, the Buyer shall not cause, and shall use all commercially reasonable efforts not to permit, any "interested person" (as that term is defined in the Investment Company Act) of the Buyer or the Company to become, or to continue as, a member of the board of trustees of any of the Mutual Funds, unless, taking into account that interested person, at least 75% of the members of any such board of trustees are not interested persons of the Buyer or the Company; and (ii) the Buyer shall not engage in or cause, and shall use all commercially reasonable efforts to prevent its Affiliates from engaging in or causing, any act, practice or arrangement that, as a result of the transactions contemplated by this Agreement or any express or implied terms, conditions or understandings applicable thereto, imposes an unfair burden (as that term is used in the Investment Company Act) on any of the Mutual Funds within the meaning of Section 15(f) of the Investment Company Act.

(b)   (b)If the Company or the Buyer and/or any of their respective Affiliates or the Mutual Funds shall have obtained an order from the SEC providing an exemption from the provisions of Section 15(f) of the Investment Company Act or an opinion of counsel based on judicial precedents under applicable federal law with respect to the meaning of that section, which opinion is reasonably satisfactory in form and substance to the Company and the board of trustees of the Mutual Funds, then this Agreement shall be deemed to be modified to the extent necessary to permit the Company, the Buyer and their Affiliates to act in a manner consistent with such exemptive order or legal opinion.

ARTICLE VIII.

CONDITIONS TO CLOSING

Section 8.1.   Conditions to Buyer's Obligations. The obligations of the Buyer to effect the Closing shall be subject to the following conditions, any of which may be waived in writing by the Buyer:

(a)   (i) The Company and the Principals shall have performed in all material respects all of their respective obligations under this Agreement required to be performed by them on or prior to the Closing, (ii) the representations and warranties of the Company and the Shareholders contained in this Agreement and in any certificate or other writing delivered by the Company or any of the Shareholders pursuant hereto (A) that are qualified by materiality or Material Adverse Effect shall be true as of the date of this Agreement and at and as of the Closing as if made at and as of that time, and (B) that are not qualified by materiality or Material Adverse Effect shall be true in all material respects as of the date of this Agreement and at and as of the Closing as if made at and as of that time, and (iii) the Buyer shall have received a certificate signed by the president of the Company in his capacity as president (and not in his individual capacity) and by each of the Principals to the foregoing effect;

(b)   The Shareholders shall have delivered to the Buyer valid title to the Shares, free and clear of any Encumbrances, together with certificates for the Shares duly endorsed or accompanied by stock powers duly endorsed in blank, with any required transfer stamps affixed thereto;

(c)   The Buyer shall have received opinions of Nixon Peabody LLP, counsel to the Company and the Principals, and Greenberg Traurig LLP, counsel to the Mutual Funds and the Company, each dated the Closing Date, that, between the two of them, containing the numbered opinions set forth on Exhibit B-1;

(d)   The Buyer shall have made an election in accordance with Section 4(l) of the Bank Holding Company Act of 1956, as amended, to be treated as a financial holding company, and that election shall be effective upon the occurrence of the Closing;

(e)   No regulatory action shall impose any term, condition or restriction upon the Company or any of its Subsidiaries or the Buyer or any of its Affiliates that the Buyer reasonably determines would make it inadvisable for the Buyer to proceed with the consummation of the transactions contemplated hereby;

(f)   The respective members of the boards of directors of the Company and each of its Subsidiaries shall have resigned;

(g)   Each Principal shall be an active employee of the Company and have executed and delivered to the Buyer an employment agreement in the form of Exhibit C;

(h)   No event will have occurred (or failed to occur) that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(i)   The consolidated working capital of the Company and its Subsidiaries (determined in accordance with the principles applicable to the definition of Closing Working Capital set forth in Section 2.4(a)), will be not less than $450,000 and the treasurer of the Company in his capacity as such (and not in his individual capacity) will have delivered a certificate to the Buyer to the foregoing effect;

(j)   All consents and approvals of the Mutual Funds' respective boards of trustees and shareholders and of any other party required under any of the Mutual Fund Governing Documents, Applicable Law or otherwise with respect to the continuation or maintenance of any current agreements or other arrangements with respect to the Mutual Funds that would terminate or otherwise be materially altered as a result of the consummation of the transaction contemplated by this Agreement shall have been duly and validly obtained;

(k)   The ratio obtained by dividing (i) Adjusted Fees *by* (ii) Reference Fees shall equal or exceed 0.80;

(l)   The Company and the Shareholders shall have completed the Real Estate Separation on terms and conditions acceptable to the Buyer and shall have delivered to the Buyer such evidence as it may reasonably request in connection therewith;

(m)   To the extent necessary for the Parent and its Affiliates to comply as of the Closing with any applicable requirements of the Bank Holding Company Act of 1956, as amended, and the rules and regulations thereunder, the Company shall have caused the composition of the respective boards of trustees of the Mutual Funds to be reconstituted.

(n)   The Company and the Principals shall have caused Park to become a wholly-owned Subsidiary of the Company and shall have provided evidence thereof that is reasonably satisfactory to the Buyer;

(o)   Each of the Principals shall have executed and delivered to the Buyer a general release and waiver of claims (each, a "Release") in form and substance reasonably acceptable to the Buyer; and

(p)   The Company shall have executed (where applicable) and delivered to the Buyer the following:

(i)   certified copies of resolutions of the board of directors (and, if necessary, the shareholders) of the Company authorizing the execution of this Agreement and each of the agreements, documents and instruments contemplated by this Agreement to which the Company is a party;

(ii)   copies of the Articles of Organization and by-laws of the Company and each of its Subsidiaries that, in the case of each set of Articles of Organization, are certified as of a recent date by the Secretary of State of the Commonwealth of Massachusetts;

(iii)   certificates issued by the Secretary of State of each State in which the Company or any of its Subsidiaries does business certifying that the Company or the applicable Subsidiary is in good standing in such State as of the most recent practicable date;

(iv)   true and correct copies of each of the agreements, documents and instruments contemplated by this Agreement and all agreements, documents, instruments and certificates delivered or to be delivered in connection therewith;

(v)   certificates of the secretary of the Company and each of the Subsidiaries certifying as to matters that are customary in transactions of the type contemplated by this Agreement;

(vi)   from each Shareholder a "transferor's certificate of non-foreign status" as provided in the Treasury Regulations under Section 1445 of the Code outstanding in a form reasonably acceptable to the Buyer; and

(vii)   such other certificates and documents as are required hereby or are reasonably requested by the Buyer.

Section 8.2.   Conditions to the Company's and the Principals' Obligations. The obligations of the Principals to effect the Closing shall be subject to the following conditions, which may be waived in writing by the Principals:

(a)   The Buyer shall have paid to the Principals the Purchase Price in accordance with Section 2.3;

(b)   (i) The Buyer shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing, (ii) the representations and warranties of the Buyer contained in this Agreement and in any certificate or other writing delivered by the Buyer pursuant hereto shall be true in all material respects as of the date of this Agreement and at and as of the Closing as if made at and as of that time and (iii) the Principals shall have received a certificate signed by the president or chief executive officer of the Buyer in his capacity as such (and not in his individual capacity) to the foregoing effect;

(c)   The Shareholders shall have received the opinion of Goodwin Procter LLP, counsel to the Buyer, dated the Closing Date, contained the numbered opinions set forth on Exhibit B-2;

(d)   The Buyer shall have executed and delivered to the Company, as applicable, the following:

(i)   certified copies of votes of the board of directors of the Buyer authorizing the execution of this Agreement and each of the other agreements, documents or instruments contemplated hereby to which the Buyer is a party; and

(ii)   true and correct copies of each of the agreements, documents and instruments contemplated hereby to which the Buyer is a party, and all agreements, documents, instruments and certificates delivered or to be delivered in connection therewith by the Buyer.

Section 8.3.   Mutual Conditions. The obligations of each of the Principals and the Buyer to effect the Closing shall be subject to the following conditions:

(a)   (i) No order, injunction or decree issued by any court or other Governmental Authority of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement shall be in effect; (ii) no proceeding initiated by any Governmental Authority seeking an injunction of the transactions contemplated by this Agreement shall be pending; and (iii) no statute, rule, regulation, order, injunction or decree shall have been proposed, enacted, entered, promulgated or enforced by any Governmental Authority that prohibits, restricts or makes illegal consummation of the transactions contemplated by this Agreement; and

(b)   All regulatory approvals, actions and consents required to consummate the transactions contemplated hereby and for the Buyer to operate the businesses of the Company and its Subsidiaries following the Closing as currently conducted and as proposed to be conducted by the Buyer shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired.

ARTICLE IX.

INDEMNIFICATION

Section 9.1.   Survival. The representations and warranties of the parties hereto contained in this Agreement or in any certificate or other document delivered pursuant hereto or in connection herewith will survive the Closing until the later of (a) the 18-month anniversary of the Closing Date and (b) the earlier of (a) the date the Buyer files with the SEC an annual report on Form 10-K for the fiscal year ending December 31, 2006 or (b) April 15, 2007; *provided* that the representations and warranties in Sections 3.1, 3.2, 3.3, 3.4 and 3.26 and in Article IV and V will survive indefinitely or until the latest date permitted by law, and the representations and warranties in Sections 3.8 and 3.22 will survive until the expiration of the applicable statute of limitations applicable to the matters covered thereby (after giving effect to any waiver or extension thereof). The covenants and agreements of the parties hereto contained in this Agreement or in any certificate or other document delivered pursuant hereto or in connection herewith will survive the Closing indefinitely or for any shorter period explicitly specified therein, except that for those covenants and agreements that survive for a shorter period, breaches thereof will survive indefinitely or until the latest date permitted by law. Notwithstanding the preceding sentences in this Section 9.1, any breach of representation, warranty, covenant or agreement in respect of which indemnity may be sought under this Agreement will survive the time at which it would otherwise terminate pursuant to those preceding sentences, if notice of the inaccuracy or breach thereof giving rise to such right of indemnity is given to the party against whom indemnity may be sought prior to that time.

Section 9.2.   Indemnification.

(a)   The Principals shall jointly and severally indemnify the Buyer and its Affiliates and each of their respective officers, directors, employees, stockholders, agents and representatives (and, effective at the Closing, the Company and each of its Subsidiaries) (those parties, the "Buyer Indemnified Parties") against all damages, losses, costs, claims, penalties, fines, obligations, liabilities and expenses (including reasonable expenses of investigation and reasonable attorneys' fees and expenses in connection with any action, suit or proceeding whether involving a third-party claim or a claim solely between the parties hereto and any punitive, special, exemplary, incidental, indirect or consequential damages, losses, liabilities or expenses, and any lost profits or diminution in value) (all those items, collectively "Damages"), incurred or suffered by any Buyer Indemnified Party arising out of or relating to:

(i)   any breach of or inaccuracy in any of the representations and warranties made by the Company and the Principals in this Agreement or in any certificate or other document delivered pursuant hereto or in connection herewith (each such breach or inaccuracy, a "Warranty Breach");

(ii)   any breach of covenant or agreement made or to be performed by the Company or any of the Principals pursuant to this Agreement;

(iii)   the Real Estate Separation or any of the Real Estate Subsidiaries or Real Estate Partnerships or any of their respective businesses, operations, investments, assets, liabilities (whether accrued, absolute, contingent or otherwise, asserted or unasserted, known or unknown) or any other matter related thereto;

(iv)   any claim by or on behalf of any Other Shareholder relating in any way to that Other Shareholder's status as a shareholder of the Company or the transactions contemplated by this Agreement; or

(v)   any transaction or potential transaction with any Person other than the Buyer regarding a merger, consolidation, asset sale, share exchange, stock sale or other business combination transaction involving the Company or any Company Securities,

in each case regardless of whether such Damages arise as a result of the negligence, strict liability or any other liability under any theory of law or equity of, any Buyer Indemnified Party; *provided* that with respect to indemnification by the Principals for Warranty Breaches under Section 9.2(a)(i) (other than Warranty Breaches in respect of Sections 3.1, 3.2, 3.3, 3.4, 3.8 or 3.26 or in Article IV or V arising out of fraud or intentional misrepresentation), (i) the Principals will not be liable unless the aggregate amount of Damages with respect to Warranty Breaches exceeds $25,000, at which point the Principals will be liable for the aggregate amount of all Damages up to and in excess of $25,000 and (ii) each Principal's maximum liability with respect to Warranty Breaches will not exceed 50% of the amount the Principal receives at the Closing in respect of the Purchase Price.

(b)   The Buyer shall indemnify the Principals against all Damages incurred or suffered by the Principals arising out of or relating to (i) any breach of or inaccuracy in, any of the representations and warranties made by the Buyer in this Agreement or in any certificate or other document delivered pursuant hereto or in connection herewith or (ii) any breach of covenant or agreement made or to be performed by the Buyer pursuant to this Agreement, regardless of whether such Damages arise as a result of the negligence, strict liability or any other liability under any theory of law or equity of, the Principals.

Section 9.3.   Procedures. The party seeking indemnification under Section 9.2 (the "Indemnified Party") shall give prompt notice to the party against whom indemnity is sought (the "Indemnifying Party") of the assertion of any claim, or the commencement of any suit, action or proceeding in respect of which indemnity may be sought under that Section. The Indemnifying Party may at the request of the Indemnified Party participate in and control the defense of any such suit, action or proceeding at its own expense. The Indemnifying Party shall not be liable under Section 9.2 for any settlement effected without its consent of any claim, litigation or proceeding in respect of which indemnity may be sought hereunder.

Section 9.4.   No Contribution or Similar Rights. In furtherance of the Releases the Principals are executing and delivering under Section 8.1(o), if any claim is made against, or any payment becomes due from, any Principal under this Article IX or under Article X, that Principal will have no right against the Company or any of its Subsidiaries or any director, officer or employee thereof (in their capacity as such), whether by reason of contribution, indemnification, subrogation or otherwise, in respect of any such claim or payment, and shall not take any action against the Company, any of its Subsidiaries or any such person with respect thereto.

Section 9.5.   <u>Reductions for Insurance Proceeds and Other Recoveries</u>**.** The amount that any Indemnifying Party is or may be required to pay to any Indemnified Party pursuant to this Article IX, shall be reduced (retroactively or prospectively) by any insurance proceeds or other amounts actually recovered from third parties by or on behalf of such Indemnified Party in respect of the Damages underlying the claim for which the Indemnified Party is seeking indemnification; *provided* that nothing in this Section 9.5 obligates an Indemnified Party to seek recovery of any such insurance proceeds or other amounts; *provided further* that, except as expressly provided in this Section 9.5, the existence of a claim by an Indemnified Party for monies from an insurer or against a third party in respect of any Damages shall not delay or otherwise alter any payment or other obligation of the Indemnifying Party with respect to those Damages under this Article IX. Notwithstanding the foregoing or any other provision of this Agreement, it is the intention of the parties that no insurer or any other third party shall be (i) entitled to a benefit it would not be entitled to receive in the absence of the foregoing indemnification provisions or (ii) relieved of the responsibility to pay any claims for which it is obligated. If an Indemnified Party has received the payment required by this Agreement from an Indemnifying Party in respect of any Damages and later receives insurance proceeds or other amounts in respect of such Damages, then such Indemnified Party shall hold such insurance proceeds or other amounts (in each case, net of any amounts expended or costs incurred by the Indemnifying Party in obtaining such insurance proceeds or other amounts) in trust for the benefit of the Indemnifying Party and shall pay to the Indemnifying Party, as promptly as practicable after receipt, a sum equal to the amount of such net insurance proceeds or other amounts received, up to the aggregate amount of any payments received from the Indemnifying Party pursuant to this Agreement in respect of such Damages (or, if there is more than one Indemnifying Party, the Indemnified Party shall pay each Indemnifying Party its proportionate share (based on payments received from the Indemnifying Parties) of such net insurance proceeds or other amounts).

Section 9.6.   <u>Sole and Exclusive Remedy</u>. Following the Closing, except as expressly provided in this Agreement, the remedies provided in this Article IX shall be the sole and exclusive remedies of the parties and their respective officers, directors, employees, Affiliates, agents, representatives, successors and assigns for any breach of or inaccuracy in any of the representations or warranties contained in this Agreement or in any certificate or other document delivered pursuant hereto; *provided, however*, that nothing herein is intended to waive or otherwise limit any claims for Damages resulting or arising from fraudulent or willful misconduct (including intentional misrepresentation) or waive any equitable remedies to which a party may be entitled.

ARTICLE X.

CERTAIN TAX MATTERS

Section 10.1.   <u>General</u>

. The following provisions shall govern the allocation of responsibility as between the Buyer and the Principals for certain tax matters following the Closing Date.

Section 10.2.   <u>Tax Indemnification</u>. Each Principal shall jointly and severally indemnify the Company, its Subsidiaries, Buyer, and each Buyer Affiliate and hold them harmless from and against, without duplication, any Damages attributable to (i) all Taxes (or the non-payment thereof) of the Company and its Subsidiaries for all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date (the "<u>Pre-Closing Tax Period</u>"), (ii) all Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company or any of its Subsidiaries (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation §1.1502-6 or any analogous or similar state, local, or foreign law or regulation, and (iii) any and all Taxes of any Person (other than the Company and its Subsidiaries) imposed on the Company or any of its Subsidiaries as a transferee or successor, by contract or pursuant to any law, rule, or regulation, which Taxes relate to an event or transaction occurring before the Closing; provided, however, that in the case of clauses (i), (ii), and (iii) above, the Principals shall be liable only to the extent that such Taxes exceed the amount, if any, reserved for such Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) on the face of the Closing Balance Sheet (rather than in any notes thereto) and taken into account in determining the purchase price adjustment under Section 2.5. The Principals shall reimburse the Buyer for any Taxes of the Company or its Subsidiaries that are the responsibility of the Principals pursuant to this Section 10.2 within fifteen (15) business days after payment of such Taxes by the Buyer, the Company, or its Subsidiaries.

Section 10.3.   <u>Straddle Period</u>. In the case of any taxable period that includes (but does not end on) the Closing Date (a "<u>Straddle Period</u>"), the amount of any Taxes based on or measured by income or receipts of the Company and its Subsidiaries for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which the Company or any of its Subsidiaries holds a beneficial interest shall be deemed to terminate at such time) and the amount of other Taxes of the Company and its Subsidiaries for a Straddle Period that relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

Section 10.4.   <u>Responsibility for Filing Tax Returns</u>. The Buyer shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company and its Subsidiaries that are filed after the Closing Date. The Buyer shall permit the Shareholders' Representative to review each such Tax Return described in the preceding sentence prior to filing.

Section 10.5.   <u>Cooperation on Tax Matters</u>.

(a)   Buyer, the Company and its Subsidiaries, and the Principals shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to Section 10.4 and any audit, litigation or other proceeding with respect to Taxes.

(b)   The Buyer and the Principals further agree, upon request, to provide the other Party with all information that either Party may be required to report pursuant to Code Section 6043 and all Treasury Regulations promulgated thereunder.

Section 10.6.   Tax-Sharing Agreements. All tax-sharing agreements or similar agreements with respect to or involving the Company and its Subsidiaries shall be terminated as of the Closing Date and, after the Closing Date, the Company and its Subsidiaries shall not be bound thereby or have any liability thereunder.

Section 10.7.   Certain Taxes and Fees. All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement shall be paid by the Principals when due, and Principals will, at their own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges, and, if required by applicable law, the Buyer will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

ARTICLE XI.

TERMINATION/SURVIVAL

Section 11.1.   Termination.

(a)   This Agreement may be terminated at any time prior to the Closing as follows:

(i)   by the mutual written consent of the Buyer and the Principals;

(ii)   by either the Buyer or the Principals, if the Closing has not occurred by September 30, 2005;

(iii)   by either the Buyer or the Principals if there is any law or regulation that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited, or if consummation of the transactions contemplated by this Agreement would violate any nonappealable final order, decree or judgment of any court or other Governmental Authority having competent jurisdiction; or

(iv)   by either the Buyer or the Principals, (A) if there has been material misrepresentation, breach of warranty or breach of covenant or other obligation under this Agreement on the part of any of the Principals or the Company (in the case of a termination by the Buyer) or on the part of the Buyer (in the case of a termination by the Principals); or (B) if any condition to the obligations of the terminating party to consummate the Closing under this Agreement becomes incapable of fulfillment through no fault of the terminating party.

(b)   The termination of this Agreement shall be effectuated by the delivery by the party terminating this Agreement to the other party of a written notice of such termination.

Section 11.2.   <u>Effect of Termination</u>. If this Agreement is terminated as permitted by Section 11.1, the termination will be without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of any party) to any other party to this Agreement; *provided* that if the termination results from the (i) willful failure of a party to fulfill a condition to the performance of the obligations of another party, (ii) failure to perform a covenant of this Agreement or (iii) breach by any party to this Agreement of any representation or warranty or agreement contained herein, the failing or breaching party will be fully liable for any and all Damages incurred or suffered by any other party as a result of such failure or breach. The provisions of Sections 7.2, 11.2, 12.1 and 12.6 and Sections 12.9 through 12.2 will survive any termination of this Agreement pursuant to Section 11.1.

ARTICLE XII.

MISCELLANEOUS

Section 12.1.   <u>Expenses</u>.

(a)   Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement are to be paid by the party incurring those costs or expenses. Without limiting the generality of the foregoing sentence, the Principals shall bear all costs and expenses they incur in connection with this Agreement and shall not cause the Company or any of its Subsidiaries to pay or reimburse any of the Principals for any of those costs and expenses.

(b)   Notwithstanding Section 12.1(a):

(i)   the Company shall pay, and the Principals shall cause the Company to pay, prior to the Closing Date, all costs and expenses associated with requesting and/or obtaining consents from any Persons not party to this Agreement that are incurred in connection with the transactions contemplated by this Agreement, including all costs and expenses associated with the Client Consent Requests; and

(ii)   the Company shall pay, and the Principals shall cause the Company to pay, prior to the Closing Date, all expenses of the Mutual Funds arising out of the transactions contemplated by this Agreement, including without limitation (A) the expenses of preparing, filing, printing and mailing the Proxy Statement and the cost of any proxy solicitation firm; (B) the cost of any prospectus supplements; and (C) costs of preparing, negotiating and executing new advisory and distribution agreements.

Section 12.2.   <u>Amendments; Waiver.</u>

(a)   Any provision of this Agreement may be amended or waived if, but only if, the amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective.

(b)   No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies in this Agreement provided are cumulative and not exclusive of any rights or remedies provided by law.

Section 12.3.   Entire Agreement. This Agreement, the Supplemental Confidentiality Agreement and the letter agreement dated as of the date hereof between the Buyer and the Company constitute the entire agreement between the parties with respect to the subject matters hereof and thereof and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matters hereof and thereof.

Section 12.4.   Specific Performance; Injunctive Relief. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its terms and that the parties are entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions of this Agreement in any court of competent jurisdiction, in addition to any other remedy to which they are entitled at law or in equity.

Section 12.5.   Severability. If any term, provision, covenant or restriction of this Agreement is held by a court or other Governmental Authority of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement are to remain in full force and effect and are in no way to be affected, impaired or invalidated so long as the economic and legal substance of the transactions contemplated by this Agreement are not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement to effect the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated by this Agreement may be consummated as originally contemplated to the fullest extent possible.

Section 12.6.   Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if (a) delivered in person, (b) transmitted by telecopy (with confirmation), (c) mailed by certified or registered mail (return receipt requested) or (d) delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Buyer:

> Washington Trust Bancorp, Inc.
> 23 Broad Street
> Westerly, Rhode Island 02891
> Facsimile: (401) 348-1404
> Attention: Chief Executive Officer or President

With a copy to:

> Goodwin Procter LLP
> Exchange Place
> 53 State Street
> Boston, Massachusetts 02109
> Facsimile: (617) 523-1231
> Attention: Paul W. Lee, P.C.

If to the Company or the Shareholders:

> Weston Financial Group, Inc.
> 40 William Street, Suite 330
> Wellesley, MA 02181
> Facsimile: 781-235-1905
> Attention: Wayne M. Grzecki

With a copy to:

> Nixon Peabody LLP
> 100 Summer Street
> Boston, Massachusetts 02110
> Facsimile: (617) 345-1300
> Attention: Carter S, Bacon, Jr., P.C.

Section 12.7.   Binding Effect; No Third-Party Beneficiaries; No Assignment. This Agreement inures to the benefit of and is binding upon the parties and the respective successors and permitted assigns. Nothing in this Agreement is intended to confer (or is to be construed as conferring) upon any Person other than the parties and their respective successors and permitted assigns any right, remedy or claim under or by reason of this Agreement or any provision hereof. Without the prior written consent of the parties hereto, this Agreement may not be assigned by any of the parties hereto, except that the Buyer may at any time assign all or any portion of its rights and obligations hereunder to any of its Affiliates; *provided* that, in the case of such an assignment, the Buyer will remain liable for all of its obligations under this Agreement.

Section 12.8.   Counterparts. This Agreement may be executed in two or more counterparts, each of which is to be deemed an original, but all of which taken together are to constitute one and the same Agreement.

Section 12.9.   Governing Law. This Agreement is to be governed by the laws of the State of Rhode Island.

Section 12.10.   Service; Jurisdiction. The parties agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the United States District Court for the District of Rhode Island or any Rhode Island state court, so long as one of those courts has subject matter jurisdiction over the suit, action or proceeding, and that any cause of action arising out of this Agreement is to be deemed to have arisen from a transaction of business in the State of Rhode Island, and each of the parties hereby irrevocably consents to the jurisdiction of those courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any of those courts or that any such suit, action or proceeding brought in any of those courts has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any of those courts. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 12.6 shall be deemed effective service of process on such party.

Section 12.11. <u>WAIVER OF JURY TRIAL</u>. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 12.12. <u>Drafting Conventions; No Construction Against Drafter.</u>

(a) The headings in this Agreement are provided for convenience and do not affect its meaning. The words "include", "includes" and "including" are to be read as if they were followed by the phrase "without limitation". Unless specified otherwise in this Agreement, any reference to an agreement means that agreement as amended or supplemented, subject to any restrictions on amendment contained in such agreement. Unless specified otherwise, any reference to a statute or regulation means that statute or regulation as amended or supplemented from time to time and any corresponding provisions of successor statutes or regulations. If any date specified in this Agreement as a date for taking action falls on a day that is not a business day, then that action may be taken on the next business day. Unless specified otherwise, the words "party" and "parties" refer only to a named party to this Agreement.

(b) The parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement is to be construed as if drafted jointly by the parties and there is to be no presumption or burden of proof favoring or disfavoring any party because of the authorship of any provision of this Agreement.

Section 12.13. <u>Shareholders' Representative</u>.

(a) Each of the Shareholders hereby irrevocably constitutes and appoints Wayne M. Grzecki (the "<u>Shareholders' Representative</u>") as that Shareholder's true and lawful agent and attorney-in-fact for the purposes specified in Section 12.13(b). This power of attorney is coupled with an interest and is irrevocable. The Shareholders' Representative shall serve without compensation.

(b) The Shareholders' Representative shall have full power and authority, on behalf of all Shareholders, to control, and resolve all disputes concerning matters described in Sections 2.2 and 2.4 through 2.8. In furtherance of the foregoing and with respect to those matters, the Shareholders' Representative shall have the power to enter into any agreement in connection therewith, to exercise all or any of the powers, authority and discretion conferred upon it under this Agreement, to waive any terms and conditions of this Agreement, to give and receive notices on behalf of the Shareholders and to be the Shareholders' exclusive representative with respect to any matter, suit, claim, action or proceeding arising with respect to the matters described in Sections 2.2, 2.4 through 2.8 and Section 10.4. The Shareholders' Representative agrees to act as, and to undertake the duties and responsibilities of, such agent and attorney-in-fact.

(c)   If, following the date of this Agreement, Wayne M. Grzecki ceases to serve as the Shareholders' Representative for any reason, then the Principals shall elect, by a majority vote of the Principals that will be binding upon all of the Principals and the Other Shareholders, another Principal to serve as a successor to Mr. Grzecki as the Shareholder's Representative, and that successor will thereupon be deemed to be the Shareholders' Representative for all purposes under this Agreement and will be vested in all the powers, and subject to all of the obligations, of the Shareholders' Representative under this Agreement.

(d)   The Buyer and its Affiliates and their respective officers, directors, employees, agents, advisors and representatives shall be entitled to rely on any actions taken by the Shareholders' Representative under this Agreement without any liability or obligation to any of the Shareholders, notwithstanding any knowledge on the part of the Buyer or any of its Affiliates or any of their respective officers, directors, employees, agents, advisors or representatives of any dispute, disagreement or controversy regarding or involving any of the Shareholders.

[*Signature Pages Follow*]

IN WITNESS WHEREOF, the parties are signing this Agreement as of the date first above written.

WASHINGTON TRUST BANCORP, INC.

By: /s/ John C. Warren
    Name: John C. Warren
    Title: Chairman and Chief Executive Officer

WESTON FINANCIAL GROUP, INC.

By: /s/ I. Richard Horowitz
    I. Richard Horowitz, President

/s/ I. Richard Horowitz
I. Richard Horowitz

/s/ Joseph Robbat, Jr.
Joseph Robbat, Jr.

/s/ Douglas A. Biggar
Douglas A. Biggar

/s/ Wayne M. Grzecki
Wayne M. Grzecki

/s/ Robert I. Stock
Robert I. Stock

/s/ Ronald A. Sugameli
Ronald A. Sugameli

[Signature Page to the Stock Purchase Agreement]

Other Shareholders:

William L. O'Neill and Susan O'Neill, as Joint Tenants

Sue W. Goldstein

Elizabeth W. Cady

First Trust Corporation, as Trustee of the Barbara Beckingham Profit Sharing Plan

First Trust Corporation FBO Brenda Y. Allen

Donald Gaiter

Dr. David Koffman, Trustee

Alden French, III

Timothy H. French

Dorothy W. French

Julia W. French

Pensco Trust Co. FBO Peter D. Gross MD IRA Acct GR-240

Kerry P. Falco

[Signature Page to the Stock Purchase Agreement]

By: /s/ I. Richard Horowitz
    I. Richard Horowitz
    Attorney-in-Fact

By: /s/ Joseph Robbat, Jr.
    Joseph Robbat, Jr.
    Attorney-in-Fact

By: /s/ Douglas A. Biggar
    Douglas A. Biggar
    Attorney-in-Fact

By: /s/ Wayne M. Grzecki
    Wayne M. Grzecki
    Attorney-in-Fact

By: /s/ Robert I. Stock
    Robert I. Stock
    Attorney-in-Fact

By: /s/ Ronald A. Sugameli
    Ronald A. Sugameli
    Attorney-in-Fact

[Graphic Omitted]

NASDAQ: WASH

Contact: Elizabeth B. Eckel
Senior Vice President,
Marketing
Telephone: (401) 348-1309
E-mail: ebeckel@washtrust.com

FOR IMMEDIATE RELEASE

Washington Trust To Acquire Weston Financial Group, Inc., A $1.2 Billion High Net Worth Investment Adviser

Deal Expands Bank's Presence in New England, Enhances Financial Planning Expertise

March 21, 2005 (Westerly, Rhode Island)… Washington Trust Bancorp, Inc. (Nasdaq National Market; symbol: WASH), parent company of The Washington Trust Company, today announced that it has signed a definitive agreement to acquire Weston Financial Group, Inc., a registered investment advisor with assets under management in excess of $1.2 billion. Located in Wellesley, Massachusetts, the firm specializes in providing high-quality, comprehensive financial planning and investment counseling services to high net worth individuals through third-party open-architecture wealth management products. Weston Financial Group was founded in 1979 and serves clients in the Boston Metropolitan area, New England, and throughout the country.

John C. Warren, Washington Trust's Chairman and Chief Executive Officer, stated, "This is a major acquisition for us. It significantly increases the size and capabilities of our wealth management group, and expands our presence in the New England marketplace." Warren added, "The acquisition will enable Weston's clients to utilize Washington Trust's full line of trust, personal and business banking services. Washington Trust customers will also be able to take advantage of the financial planning expertise offered by the Weston professionals."

Wayne M. Grzecki, Principal of Weston Financial, speaking on behalf of his partners, stated, "We are extremely enthusiastic about this strategic alliance and the opportunities it presents for our clients and the firm. Washington Trust is a well-managed and solid financial institution. We are particularly impressed by Washington Trust's culture and its approach to business, both of which are completely compatible with our own."

At the closing, Washington Trust will acquire all of the outstanding shares of Weston's capital stock for $20.0 million in cash, subject to customary adjustments for the percentage of investment accounts transferred and other matters. In addition, the transaction is structured to provide for the contingent payment of additional amounts based on operating results during a three-year earn-out period ending December 31, 2008 with a guaranteed minimum payout of $6.0 million in cash over the three-year period. Washington Trust expects to finance this transaction primarily through the issuance of trust preferred stock and other sources and does not expect to issue any common stock in connection with the transaction. It is currently anticipated that the acquisition, which is subject to state and federal regulatory

approval and other customary conditions to closing, will most likely be completed in the third quarter of 2005. Management expects the transaction to be immediately accretive to earnings per share on a cash and GAAP basis excluding transaction-related expenses.

Under the agreement, Weston Financial will become a subsidiary of Washington Trust and will be operated under the direction of its current management team. Weston has 27 employees and is led by six principals, who have approximately 150 years of combined wealth management experience. The firm has expertise in retirement planning, estate planning, investment management, tax planning and preparation, stock option planning, and insurance analysis.

The acquisition is expected to provide significant strategic advantages to Washington Trust. The Bank's assets under administration will increase by more than 50% to approximately $3.1 billion. The addition of Weston Financial Group is expected to bring Washington Trust's total noninterest income to approximately 39% of total revenues on an annualized basis. Washington Trust, which currently operates wealth management offices in Providence, Narragansett and Westerly, RI, will also now have a presence in the Boston Metropolitan area. The Bank's wealth management team will benefit from the addition of an experienced team of investment advisory experts and a broader line of financial planning products and services.

Washington Trust was advised by Sandler O'Neill & Partners, L.P. and Goodwin Procter LLP. Weston Financial Group retained Berkshire Capital Securities LLC and Nixon Peabody LLP.

Washington Trust Bancorp, Inc. is the parent of The Washington Trust Company, a Rhode Island state-chartered bank founded in 1800. The Bank offers a full range of financial services, including trust and investment management, through its offices in Rhode Island and southeastern Connecticut. Washington Trust Bancorp, Inc.'s common stock trades on The Nasdaq Stock Market® under the symbol WASH. Investor information is available on the Corporation's web site: www.washtrust.com.

# # #

This report contains certain statements that may be considered "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Washington Trust's actual results, performance or achievements could differ materially from those projected in the forward-looking statements as a result, among other factors, of the parties' ability to obtain regulatory approval and satisfy the other conditions to closing, Washington Trust's ability to successfully integrate Weston with its existing wealth management business or the possibility that the integration will be more difficult, time-consuming or costly than expected, trends in the general economy and capital markets that affect the assets under management and anticipated revenue from Weston's operations, the ability to fully realize the expected cost savings and revenues from the transaction on a timely basis, the ability to obtain financing sufficient to consummate the transaction, through trust preferred or otherwise, on favorable terms or at all, the possibility of the occurrence of a material adverse change in the business or financial condition of Weston and the possibility that events may cause the transaction-related expenses to be higher than anticipated and changes in the assumptions used in making such forward-looking statements.